S&C Draft of December 3, 2012
CONFIDENTIAL

MEMBERSHIP INTEREST PURCHASE AGREEMENT

dated as of December 3, 2012

by and among

MVB BANK, INC.,

MVB FINANCIAL CORP.,

POTOMAC MORTGAGE GROUP, LLC

and

the MEMBERS of POTOMAC MORTGAGE GROUP, LLC

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5.09	Tax Matters	36
5.10	Excess Special Distribution	39
5.11	Company Line of Credit	41
5.12	Capital Investment in the Company	41
5.13	Restrictions on Transfer of Parent Common Stock	41
5.14	Further Assurances	42

Article 6

Conditions to Closing

6.01	Condition to Each Party’s Obligation	42
6.02	Conditions to Obligation of the Members	42
6.03	Conditions to Obligation of the Purchaser and the Parent	43

Article 7

Indemnification

7.01	Indemnification	45
7.02	Third-Party Claims	47
7.03	No Special Damages	47
7.04	Exclusive Remedy	47
7.05	No Right to Offset	48

Article 8

Termination

8.01	Termination	48
8.02	Effect of Termination and Abandonment	49

Article 9

Miscellaneous

9.01	Survival	49
9.02	Entire Understanding; No Third-Party Beneficiaries	49
9.03	Waiver; Amendment	50
9.04	Expenses	50
9.05	Notices	50
9.06	Assignment	52
9.07	Counterparts	52
9.08	GOVERNING LAW	52
9.09	Jurisdiction and Venue and Jury Trial Waiver	52
9.10	Reservation of Right to Revise Structure	53
9.11	Confidentiality	53
9.12	Member Representative	53

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Annex 1	Key Employees
Annex 2	Purchase Price Allocation
Annex 3	Harry E. Dean, III Employment Agreement
Annex 4	Frederick E. Brooks Employment Agreement
Annex 5	Peter Cameron Employment Agreement
Exhibit 5.08	Stock Options Granted to Certain Employees
Exhibit 5.10(a)	Company Balance Sheets
Exhibit 6.03(h)	Form of Opinion of Counsel
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MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of December 3, 2012 (this “Agreement”), by and among MVB BANK, INC. (the “Purchaser”), MVB FINANCIAL CORP. (the “Parent”), POTOMAC MORTGAGE GROUP, LLC (the “Company”) and each of the members of the Company (each, a “Member” and collectively, the “Members”).

RECITALS

The Company. The Company is a Virginia limited liability company and has its principal place of business in Fairfax, Virginia. The Company is a mortgage lender, whose principal business consists of the origination and sale of residential mortgage and construction loans.

The Purchaser and the Parent. The Purchaser is a West Virginia state-chartered bank and has its principal place of business in Fairmont, West Virginia. The Purchaser is a wholly owned subsidiary of the Parent, a West Virginia corporation registered as a bank holding company that has its principal place of business in Fairmont, West Virginia.

The Transaction. The Members own all of the membership interests, consisting of Governance Units and Economic Units (each Member’s interest, an “Interest” and, collectively, the “Interests”), in the Company. The Members wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Members, all of the Interests upon the terms and subject to the conditions set forth in this Agreement.

Member Approval. By execution of this Agreement, all of the holders of the issued and outstanding Interests have irrevocably agreed to sell all Interests owned or controlled by them to Purchaser in accordance with the terms of this Agreement.

Employment Agreements. As further conditions and inducements to the Purchaser’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, certain Employees listed on Annex 1 (the “Key Employees”) have executed and delivered an employment agreement with the Purchaser (the “Employment Agreements”) in the forms attached hereto as Annex 3 through Annex 5.

NOW, THEREFORE, in consideration of the premises, and of the mutual covenants, representations, warranties and agreements contained herein, the parties agree as follows:

Article 1

Certain Definitions; Interpretation

1.01          Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Affiliate” means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, “control,” when used with respect to any specified person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings.

“Agreement” has the meaning assigned in the preamble to this Agreement.

“Applicable Law” means, with respect to any person, all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental Authority that are applicable to and binding on such person.

“Benefit Plans” has the meaning assigned in 4.03(m)(2).

“Business Day” means any day that is not a Saturday, Sunday or a day on which the banks in either the State of West Virginia or the State of New York are permitted or required by law to close.

“Closing” and “Closing Date” have the meanings assigned in Section 2.03.

“Closing Date Balance Sheet” has the meaning assigned in Section 5.10(b).

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning assigned in the preamble to this Agreement.

“Company Assets” has the meaning assigned in Section 4.03(i).

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company.

“Company LLC Agreement” means the amended and restated limited liability company agreement of the Company, dated as of December 1, 2011, including any amendments thereto.

“Company Party” has the meaning assigned in Section 7.01(b).

“Company Related Person” has the meaning assigned in Section 4.03(t)(9).

“Constitutive Documents” means with respect to any juridical person, such person’s articles or certificate of incorporation or formation, by-laws, limited liability company agreement, partnership agreement or other constitutive documents.

“Contract” means, with respect to any person, any agreement, indenture, undertaking, debt instrument, contract, lease, understanding, arrangement, or commitment to which such person or any of its Subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject, whether or not in writing, and whether express or implied.

“Copyrights” means any published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information),

copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“Deductible” has the meaning assigned in Section 7.01(c).

“Disagreement” has the meaning assigned in Section 5.10(c).

“Disclosure Schedule” has the meaning assigned in Section 4.01.

“Employees” has the meaning assigned in Section 4.03(m)(2).

“Environmental Laws” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection of the environment, health or safety or natural resources; or (b) the handling, use, presence, disposal, release or threatened release of, or exposure to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” has, with respect to any person, the meaning assigned in Section 4.03(m)(4).

“ERISA Plans” has the meaning assigned in Section 4.03(m)(3).

“Employment Agreements” has the meaning assigned in the Recitals.

“Estimated Closing Date Balance Sheet” has the meaning assigned in Section 5.10(a).

“Excess Special Distribution” has the meaning assigned in Section 3.01(c).

“Financial Statements” has the meaning assigned in Section 4.03(g)(1).

“Government Sponsored Enterprise” means the Federal Home Loan Mortgage Corporation (FHLMC) and the Federal National Mortgage Association (FNMA).

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality, domestic or foreign.

“Hazardous Substance” means any hazardous or toxic substance, material or waste, including those substances, materials and wastes listed in the United States Department of Transportation Hazardous Materials Table, 49 C.F.R. § 172.101, or by the United States Environmental Protection Agency as hazardous substances under 40 C.F.R. Part 302, petroleum products or other compounds containing such substances, materials and wastes that are or become regulated under any applicable local, state or federal law, lead, asbestos, mold and polychlorinated biphenyls.

“Indemnified Party” has the meaning assigned in Section 7.02.

“Indemnifying Party” has the meaning assigned in Section 7.02.

“Intellectual Property” means all foreign and domestic rights in, to and concerning Trademarks, Patents, Trade Secrets, Copyrights and Other Proprietary Rights.

“Intellectual Property Contracts” means all agreements concerning Intellectual Property to which the Company is a party or is otherwise bound, including without limitation agreements granting the Company rights to the Licensed Intellectual Property (excluding any generally available “shrinkwrap” licenses for computer software that has not been modified or customized by the Company), agreements by which the Company grants any third persons rights to Company Intellectual Property, nonassertion agreements, settlement agreements, agreements granting rights to use, confidentiality agreements, Trademark coexistence agreements and Trademark consent agreements.

“Interests” has the meaning assigned in the Recitals.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means the Company’s computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Key Employees” has the meaning assigned in the Recitals.

“Knowledge” means, when used with respect to the Company, the actual knowledge of the Key Employees or actual knowledge that the Key Employees could reasonably have been obtained through reasonable inquiry.

“Licensed Intellectual Property” means Intellectual Property that the Company is licensed or otherwise permitted by other persons to use.

“Lien” means a charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance of any nature whatsoever.

“Litigation” has the meaning assigned in Section 4.03(j).

“Loans” has the meaning assigned in Section 4.03(s)(1).

“Losses” has the meaning assigned in Section 7.01(a).

“LSP” means Lender Service Provider, LLC.

“Material Adverse Effect” means, with respect to the Purchaser or the Company, respectively, an effect, or the existence of a state of facts or events which would reasonably be expected to have an effect, that, individually or in the aggregate, (a) is both material and adverse with respect to the condition (financial and other), financial position, results of operations, assets, properties, or business of the Company or the Purchaser, respectively, in each case taken as a whole, other than the effects of changes in (1) the economy of the United States of general scope, except to the extent that the effect of such change disproportionately affects the Purchaser or the Company, respectively, as compared to similar institutions in the United States generally, (2) Applicable Law or (3) United States accounting principles of general applicability, or (b) would materially impair the ability of the Purchaser or the Company (or in the case of the Company, any of the Members), respectively, to perform timely its obligations under this Agreement or otherwise to consummate the transactions contemplated by this Agreement.

“Material Contract” has the meaning assigned in Section 4.03(h).

“Member Percentage” means the percentage set forth opposite each Member’s name on Schedule 1.01(a), representing such Member’s percentage economic interest in the Company.

“Member Representative” means Harry Edward Dean, III, or such other person designated by the Members with the consent of the Purchaser, which consent shall not be unreasonably withheld or delayed.

“Members” has the meaning assigned in the preamble to this Agreement.

“Notice of Disagreement” has the meaning assigned in Section 5.10(c).

“Order” has the meaning assigned in Section 6.01(a).

“Other Proprietary Rights” means all other intellectual property, industrial property or proprietary rights, and claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any intellectual property, industrial property or proprietary rights, including rights or priority and rights to recover for past, present and future violations thereof.

“Parent Common Stock” means the common stock, par value $1.00 per share, of Parent.

“Patents” means any inventions and discoveries, whether patentable or not, and all patents, registrations, and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues.

“Pension Plan” has, with respect to any person, the meaning assigned in Section 4.03(m)(3).

“Permitted Liens” has the meaning assigned in Section 4.03(i)(C).

“person” means any individual, bank, savings association, credit union, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

“Previously Disclosed” has the meaning assigned in Section 4.01.

“Purchase Price” has the meaning assigned in Section 2.02.

“Purchaser” has the meaning assigned in the preamble to this Agreement.

“Purchaser Party” has the meaning assigned in Section 7.01(a).

“Registered” means issued, registered, renewed or the subject of a pending application with any Governmental Authority.

“Reports” has the meaning assigned in Section 4.03(f).

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock or equity appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price, book or other value of, shares of capital stock of such person or any of such person’s Subsidiaries.

“Scheduled Intellectual Property” has the meaning assigned in Section 4.03(r)(1).

“Subsidiary” means with respect to any entity, any other entity as to which it owns, directly or indirectly, or otherwise controls, more than 50% of the voting shares or other similar interests.

“Tax Returns” means, collectively, all returns, declarations, reports, estimates, information returns and statements required to be filed with any Governmental Authority under federal, state, local or any foreign tax laws and any returns, forms or other documents required to be retained by the Company in compliance with applicable tax reporting and withholding laws.

“Taxes” means all taxes, charges, fees, duties, tariffs, imposes, levies or other assessments, however denominated and whether imposed by any taxing authority within or without the United States, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Closing Date.

“Third-Party Claim” has the meaning assigned in Section 7.02.

“Trade Secrets” means information including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, financial data, financial plans, product or service plans or lists of actual or potential customers or suppliers which derives economic value, actual or potential, from not being known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use.

“Trademark” means any trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registration for the foregoing, and all goodwill associated therewith and symbolized thereby, including all extensions, modifications and renewals of same.

1.02          General Rules of Interpretation. When a reference is made in this Agreement to Recitals, Sections, Annexes or Schedules, such reference shall be to a Recital or

Section of, or Annex or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The phrase “individually or in the aggregate” as used in Article 3 of this Agreement includes all events, occurrences and circumstances described in any paragraph of Article 3, and is not linked to any specific paragraph. References herein to “transactions contemplated by this Agreement” shall be deemed to include a reference to the transactions contemplated by or provided for in any documents or agreements entered into in connection herewith. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement. Whenever this Agreement shall require a party to take an action, such requirement shall be deemed an undertaking by such party to cause it and its Subsidiaries, and to use its reasonable best efforts to cause its other Affiliates, to take appropriate action in connection therewith. All references to “$” or “dollars” mean the lawful currency of the United States of America. Except as expressly stated in this Agreement, all references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section.

Article 2

Purchase and Sale

2.01          Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, the Members agree to sell to the Purchaser, and the Purchaser agrees to purchase from the Members, on the Closing Date, all of the issued and outstanding Interests, free and clear of all Liens.

2.02          Purchase Price. The aggregate purchase price for all of the issued and outstanding Interests (the “Purchase Price”) will be $17,000,000 in cash and 83,333 shares of Parent Common Stock, with the purchase price paid to each Member to consist of either cash and Parent Common Stock or cash only, allocated as set forth on Annex 2.

2.03          Closing. Subject to the terms and conditions of this Agreement, the closing of the purchase and sale of the Interests (the “Closing”) shall take place at the offices of Sullivan & Cromwell, LLP, 125 Broad Street, New York, NY, at 10:00 a.m., local time, on or before December 31, 2012, subject to the satisfaction or waiver of all specified conditions set forth in Article 6 of this Agreement (other than those conditions that by their nature cannot be satisfied until the Closing, but subject to satisfaction or waiver thereof), or at such other time or on such other date or at such other place as the Company and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”). The parties shall cooperate to accommodate a closing by e-mail or mail to the extent practicable. At the Closing:

(a)                the Members shall deliver, or cause to be delivered to the Purchaser, the Interests, as evidenced by such documents as the Purchaser may reasonably request to evidence the transfer to the Purchaser of good and marketable title in and to the Interests, free and clear of any and all Liens; and (ii) the certificates of the Members required to be delivered pursuant to Section 6.03(c) and (d);

(b)               the Company shall deliver the certificates required to be delivered pursuant to Section 6.03(a) and (b);

(c)                the Purchaser shall deliver (i) to each Member, the cash portion of the Purchase Price allocable to such Member for the Interests owned by such Member by wire transfer to an account identified to the Purchaser by such Member in writing not later than five Business Days prior to the Closing Date, and (ii) to the Member Representative, the certificate required to be delivered pursuant to Section 6.02(a) and (b);

(d)               the Parent shall deliver (i) to each applicable Member, stock certificates evidencing the Parent Common Stock portion of the Purchase Price allocable to such Member for the Interests owned by such Member, and (ii) to the Member Representative, the certificate of the Parent required to be delivered pursuant to Section 6.02(a) and (b);

(e)                if due after the Closing, promptly when due, the Members shall pay (i) all transfer (including real property transfer or gain) taxes, stamp taxes, filing taxes, recordation taxes and any other taxes (other than any income taxes) and (ii) any other fees payable by any of the Members or the Company in connection with the transactions contemplated hereby; and

(f)                each party shall take such other actions and execute and/or deliver such other instruments or documents, as shall be required under the terms of this Agreement or as shall be reasonably requested by another party to this Agreement.

Article 3

Actions Pending the Closing

3.01          Forbearances of the Company. Until the Closing Date, except as expressly contemplated by this Agreement or as otherwise expressly consented to by the Purchaser in writing, the Company will not, and the Key Employees will cause the Company not to:

(a)                Ordinary Course. Conduct the business of the Company other than in the ordinary and usual course of business, consistent with past practice, or fail to use reasonable efforts to preserve intact the business of the Company and maintain its rights, franchises and existing relations with clients, customers, suppliers, employees and business associates; engage in any new types of activities or lines of business; or take any action reasonably likely to have an adverse effect upon the Company’s ability to perform any of its material obligations under this Agreement.

(b)               Company. Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional Interests or other equity interests of the Company or any Rights in respect thereof; or redeem or otherwise purchase any Interests.

(c)                Dividends, Etc. Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any Interests or other equity interests of the Company, except for cash distributions on the Interests not to exceed, in the aggregate, the sum of $5,075,000 and any increase in the members’ equity of the Company between October 1, 2012 through the Closing Date (excluding any impact related to the derivative instrument); or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any Interests or other equity interests of the Company. Any distribution in excess of $5,075,000 (the “Excess Special Distribution”) shall be subject to the limitations and procedures in Section 5.10.

(d)               Compensation; Employment Agreements; Etc. Enter into, amend, modify or renew any employment, consulting, retention, severance, change in control or other Contracts with any manager, officer, consultant or employee of the Company, or grant any salary, wage or other compensation increase or increase any employee benefit except (1) for employment agreements entered into in the ordinary and usual course of business, consistent with past practice, (2) for changes that are required by Applicable Law or (3) to satisfy Previously Disclosed contractual obligations existing as of the date hereof.

(e)                Bonuses. Grant any incentive payments or bonuses to any manager, officer, consultant or employee of the Company, except for payments of normal bonuses for the period from January 1, 2012 through the Closing Date calculated in accordance and consistent with past practices as Previously Disclosed.

(f)                Benefit Plans. (1) Enter into, establish, adopt or amend (except (A) as may be required by Applicable Law or (B) to satisfy Previously Disclosed contractual obligations existing as of the date hereof) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance, retention, severance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any manager, officer, consultant or employee of the Company, or take any action to accelerate the vesting or exercisability of other compensation or benefits payable thereunder or (2) authorize any Employee to take any leave of absence other than as required by Applicable Law.

(g)                Dispositions. Initiate, solicit or encourage, directly or indirectly, any enquiries or the making of any proposal or offer with respect to a merger, consolidation, purchase of assets or similar transaction involving the Company or any of the assets of the Company, or any purchase of any Interests or other securities of the Company or otherwise facilitate any effort or attempt to make or effectuate such an offer or proposal; and, except as Previously Disclosed and for sales, transfers, mortgages, encumbrances or other dispositions of residential mortgage and construction loans in the ordinary and usual course of business consistent with past practice, sell, transfer, lease, mortgage, encumber or otherwise dispose of or discontinue (1) any of its assets or properties that are, individually or in the aggregate, material to it or (2) any business or operations of the Company.

(h)               Acquisitions. Except as Previously Disclosed and for residential mortgage and construction loans originated by the Company in the ordinary and usual course of business consistent with past practice, acquire any assets, business, or properties of any other entity that, individually or in the aggregate, is material to the Company.

(i)                 Constitutive Documents. Amend the Constitutive Documents of the Company.

(j)                 Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by United States generally accepted accounting principles or Applicable Law.

(k)               Contracts. Except as Previously Disclosed, enter into or terminate any Material Contract (other than a Material Contract that expires by its terms or as to which the other party is in breach) or amend or modify in any material respect, or waive any material right under, any of its existing Material Contracts.

(l)                 Claims. Except as Previously Disclosed, settle any claim, action or proceeding, except for any claim, action or proceeding involving solely money damages in an amount, individually and in the aggregate for all such settlements, not more than $10,000 and that is not reasonably likely to establish an adverse precedent or basis for subsequent settlements or require changes in business practices.

(m)             Adverse Actions. Take any action that is reasonably likely to result in (1) any of the representations or warranties of the Company or the Members set forth in this Agreement being or becoming untrue at any time at or prior to the Closing Date, (2) any of the conditions to the consummation of the transactions contemplated by this Agreement set forth in Article 6 not being satisfied or (3) a material breach of any provision of this Agreement, except, in each case, as may be required by Applicable Law.

(n)               Indebtedness. Except as Previously Disclosed, incur any indebtedness for borrowed money.

(o)               Taxes. Make any material tax elections, settle or compromise any material claim for Taxes, amend any tax elections currently in effect, file any amended material Tax Return, surrender any right to claim a material Tax refund or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, change or consent to any change in its method of accounting for tax purposes, or enter into or agree to any private letter ruling, closing agreement or similar ruling or agreement with the IRS or any other taxing authority or settle any audit or proceeding with respect to Taxes owed by the Company.

(p)               Commitments. Agree, commit to or enter into any agreement to take any of the actions referred to in Section 3.01(a) through (o).

3.02            Forbearances of the Members. Until the Closing Date, except as expressly contemplated by this Agreement or as otherwise agreed to by the Purchaser in writing, none of the Members will:

(a)                Interests. Sell, transfer or otherwise dispose of, or create or allow to exist any lien upon, any Interests held by such Member.

(b)               Liquidate. Take any action to liquidate or dissolve, or that might result in the liquidation or dissolution of the Company.

(c)                Dispositions. Initiate, solicit or encourage, directly or indirectly, any enquiries or the making of any proposal or offer with respect to a merger, consolidation, purchase of assets or similar transaction involving the Company or any of the assets of the Company, or any purchase of any Interests or other securities of the Company, or otherwise facilitate any effort or attempt to make or effectuate such an offer or proposal; and, except as Previously Disclosed and for sales, transfers, mortgages, encumbrances or other dispositions of residential mortgage and construction loans in the ordinary and usual course of business consistent with past practice, sell, transfer, lease, mortgage, encumber or otherwise dispose of or discontinue (1) any of its assets or properties that are, individually or in the aggregate, material to the Company or (2) any business or operations of the Company.

(d)               Adverse Actions. Take any action that is reasonably likely to result in (1) any of the representations or warranties of the Company or the Members set forth in this Agreement being or becoming untrue at any time at or prior to the Closing Date, (2) any of the conditions to the consummation of the transactions contemplated by this Agreement set forth in Article 6 not being satisfied or (3) a breach of any provision of this Agreement, except, in each case, as may be required by Applicable Law.

(e)                Commitments. Agree, commit to or enter into any agreement to take any of the actions referred to in Section 3.02(a) through (d).

3.03            Forbearances of the Purchaser and the Parent. Until the Closing Date, except as expressly contemplated by this Agreement, each of the Purchaser and the Parent will not take any action reasonably likely to result in (1) any of the conditions to the consummation of the transactions contemplated by this Agreement set forth in Article 6 not being satisfied, (2) any of its representations and warranties set forth in this Agreement being or becoming untrue at any time at or prior to the Closing Date or (3) a material breach of any provision of this Agreement, except, in each case, as may be required by Applicable Law.

3.04            Company Loan. To the extent that the amount of any cash distribution by the Company permitted under Section 3.01(c) exceeds the amount of cash available to the Company for distribution, taking into account cash needed for operating activities pending the Closing and any requirements under Applicable Law, the Company may request that the Purchaser lend the amount of any such cash shortfall to the Company. Such request may be made to the Purchaser not less than two (2) Business Days before the Closing, and in any event not until the Company has delivered to the Purchaser the Estimated Closing Date Balance Sheet specified in Section 5.10(a), by giving written notice to the setting forth in reasonable detail the basis for the amount of such cash shortfall. Following the delivery of such notice, the Purchaser shall lend the amount of such cash shortfall to the Company no later than 9:00 a.m., Eastern Standard Time on the Closing Date.

Article 4

Representations and Warranties

4.01            Disclosure Schedules. Concurrently with the execution of this Agreement, the Company has delivered to the Purchaser, and the Purchaser has delivered to the Company, a schedule (respectively, its or their “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either (a) in response to an express informational requirement contained in or requested by a provision hereof or (b) as an exception to one or more representations or warranties or covenants contained in this Agreement. Information set forth in the Company’s Disclosure Schedule or in the Purchaser’s Disclosure Schedule, whether in response to an express informational requirement or as an exception to one or more applicable representations or warranties or one or more covenants, in each case that is contained (or specifically incorporated by reference) in a correspondingly enumerated portion of such Disclosure Schedule, is described herein as “Previously Disclosed.” Disclosure of a specific item in any one part of the Disclosure Schedules shall be deemed a disclosure of that item for the corresponding Section of this Agreement or any other Section of this Agreement to which such disclosure relates, so long as such relation is reasonably apparent from such disclosure.

4.02            Standard. No representation or warranty of the Company and the Members contained in Section 4.03 (other than the representations and warranties contained in Sections 4.03(b), (c)(1), (d), (e)(2), (e)(4), (g)(2), and (g)(3)) or Section 4.04 (other than the representations and warranties contained in Sections 4.04(b)) or of the Purchaser contained in Section 4.05 or of the Parent in 4.06, shall be deemed untrue or incorrect, and none of the Company, the Members or the Purchaser shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event, or circumstance that should have been disclosed as an exception to one or more representations or warranties, unless such fact, event or circumstance, whether individually or in the aggregate with all other facts, events or circumstances that should have been so disclosed (whether or not as exceptions) with respect to any representation or warranty contained in Section 4.03, 4.04 4.05, or 4.06, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company, with respect to Section 4.03, the Members, with respect to Section 4.04, the Purchaser, with respect to Section 4.05, or the Parent with respect to Section 4.06.

4.03            Representations and Warranties with respect to the Company. Subject to Sections 4.01 and 4.02, except as Previously Disclosed, the Company hereby represents and warrants to the Purchaser as set forth in the Company’s Disclosure Schedule and as follows:

(a)                Organization and Standing. The Company has been duly organized and is an existing limited liability company in good standing under the laws of the Commonwealth of Virginia. Except as Previously Disclosed, the Company is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(b)               Equity Capital of the Company. The equity capital of the Company consists solely of the Interests. The Interests have been duly authorized and validly issued in accordance with the Company LLC Agreement and Applicable Law. There are no outstanding subscriptions, options, warrants, calls, or rights of conversion, pre-emptive rights or other Rights of any character or agreements, arrangements or commitments relating to the purchase or issuance of any Interests or any other equity capital of the Company obligating the Company to issue or to sell any Interests or any other equity capital of the Company. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the Interests. The Member Percentages of the Members are as set forth on Schedule 1.01(a) of the Company Disclosure Schedule.

(c)                Subsidiaries. (1) The Company has no Subsidiaries and does not own or control equity securities in excess of 5% or more of any class of an issuer’s voting securities or 25% or more of an issuer’s equity (treating subordinated debt as equity) other than the Company’s 50% membership interest in LSP. The Company has Previously Disclosed a list of all partnerships, limited liability companies, joint ventures or similar entities in which the Company owns or controls any interest, directly or indirectly, and the nature and amount of each such interest.

(1)               LSP has been duly organized and is an existing limited liability company in good standing under the laws of the Commonwealth of Virginia, and except as Previously Disclosed, is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. No equity interests in LSP are or may become required to be issued by reason of any Rights with respect thereto. There are no Contracts by which LSP is or may be bound to sell or otherwise issue any equity interests in LSP, and there are no Contracts relating to the rights of the Company to vote or to dispose of such interests. All of the equity interests in LSP have been duly authorized and validly issued and subject to no subscriptive or preemptive rights or Rights, and are owned by the Company free and clear of any Liens. LSP has the full limited liability company power and authority to operate its business, to own or lease its assets and to carry on its business as now being conducted.

(d)               Power and Authority. The Company has the full limited liability company power and authority to operate its business, to own or lease the Company Assets and to carry on its business as now being conducted. The Company has the requisite limited liability company power and authority, and has taken all action necessary, in order to authorize the execution and delivery of, and performance of its obligations under, this Agreement and the transactions and other agreements and instruments contemplated by this Agreement. This Agreement constitutes the valid and legally binding agreement of the Company, enforceable against it in accordance with its terms except as the enforceability hereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

(e)                No Defaults. Subject to the receipt of Previously Disclosed required consents, approvals, authorizations or other actions of or by Governmental Authorities, including pursuant to approval or notification requirements for the change in control of a mortgage lender or broker, the execution, delivery and performance of this Agreement and the consummation by the Company and the Members of the transactions contemplated hereby, does not and will not (1) constitute a breach or violation of, or a default under (with or without the giving of notice, passage of time or both), any

Applicable Law or any judgment, decree, order, governmental or nongovernmental permit or license, or any Contract of the Company or to which the Company is subject or bound or cause or allow the acceleration or creation of a Lien, (2) constitute a breach or violation of, or a default under, the Constitutive Documents of the Company, (3) require any material consent or approval under any Applicable Law, judgment, decree, order, governmental or non-governmental permit or license or the consent or approval of any other party to any such Material Contract, or (4) constitute an event that, after notice or lapse of time or otherwise, would create, or cause to be exercisable or enforceable, any option, agreement or right of any kind to purchase any of the Interests.

(f)                Reports. The Company has timely filed all reports, registrations, statements and other filings, and any amendments or supplements with respect thereto, that were required to be filed by the Company since December 31, 2009, with (1) any applicable federal, state or local Governmental Authorities, or (2) any Government Sponsored Enterprise (all such reports and statements, including the financial statements, exhibits and schedules thereto, being collectively referred to herein as the “Reports”). Each of the Reports, when filed, complied (or, if filed after the date hereof, will comply) as to form with the statutes, rules, regulations and orders enforced or promulgated by the Governmental Authority or Government Sponsored Enterprise with which they were filed and was accurate and complete in all material respects.

(g)                Financial Statements. (1) The Company has Previously Disclosed copies of the Company’s audited financial statements (including any related notes and schedules thereto) for the fiscal years ended December 31, 2009, 2010 and 2011 and the unaudited financial statements (including any related notes and schedules thereto) for the nine months ended September 30, 2011 and 2012 and the one month ended October 31, 2011 and 2012 (the “Financial Statements”). Each of the statements of financial condition included in the Financial Statements fairly presents the financial position of the Company as of its date, and each of the statements of income and changes in members’ equity and cash flows or equivalent statements included in the Financial Statements fairly presents the results of operations, changes in equity capital and changes in cash flows, as the case may be, of the Company for the periods set forth therein (subject, in the case of unaudited statements, to year-end adjustments made in the ordinary and usual course consistent with past practice, footnote disclosure, and the fact that the unaudited statements do not include a statement of cash flows or change in members’ equity statement), in each case in accordance with United States generally accepted accounting principles consistently applied during the periods involved (except as may be noted therein and except that unaudited statements need not include notes).

(2)               There are no liabilities of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances to the Knowledge of the Company that is reasonably likely to result in such a liability, other than:

(A)              liabilities reflected or adequately reserved against in the Financial Statements;

(B)              liabilities arising, in the ordinary and usual course of business consistent with past practice, after the date of the most recent Financial Statements; or

(C)              liabilities that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company.

(3)               Since December 31, 2011, (A) the Company has conducted its business in the ordinary and usual course of business consistent with past practice and (B) no event has occurred or circumstance arisen that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company.

(h)            Contracts. (1) The Company has Previously Disclosed each of the following Contracts to which the Company is a party, by which the Company is bound, or to which the properties of the Company are subject (other than trading commitments with customers or counterparties to purchase or sell securities in the ordinary and usual course of business consistent with past practice):

(A)              any lease of real property;

(B)              any Contract for the purchase of materials, supplies, goods, services, equipment or other assets that provide for either (i) annual payments of $50,000 or more, or (ii) aggregate payments of $100,000 or more over the term of each such Contract;

(C)              any partnership, limited liability company, joint venture or other similar agreement or arrangement or any Rights;

(D)              any Contract relating to the acquisition or disposition of any business, assets or operations (whether by merger, sale of stock, sale of assets or otherwise);

(E)               any Contract providing for the borrowing or lending of money or the deferred purchase price of property in excess of $50,000 (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(F)               any Contract which creates future payment obligations in excess of $50,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty upon notice of 90 days or less;

(G)              any Intellectual Property Contract;

(H)              any Contract, other than this Agreement, providing for exclusive dealing or that limits the freedom of the Company after the Closing Date to compete in any line of business or with any person or in any area, or to offer employment to or hire any person;

(I)                 any Contract, other than this Agreement, between the Company and (i) any other Affiliate of the Company, (ii) any person who directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities or interests of the Company or any of its Affiliates, (iii) any manager, officer or employee of the Company or any of its Affiliates, or (iv) LSP;

(J)                any compensation, employment, retention, severance, supplemental retirement, change in control or other similar Contract with any current or former manager, officer, consultant, shareholder or employee of the Company;

(K)              any shareholder agreement, voting agreement, voting trust agreement or similar Contract involving the Interests or any equity interests of the Company;

(L)               any Contract with a Governmental Authority or Government Sponsored Enterprise; and

(M)             any other Contract that is material to the Company or its financial condition or results of operation.

Each Contract that is or is required to be Previously Disclosed in respect of this Section 4.03(h) is referred to as a “Material Contract.”

(2)               Each Material Contract is a valid and binding agreement of the Company, if any, party thereto and, to the Knowledge of the Company, the counterparty or counterparty thereto, and is in full force and effect, and neither the Company nor, to the Knowledge of the Company, any other party thereto is in default under any such Contract and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(3)               The Company is not a party to any pending engagement letters, sales agency agreements or other similar agreements.

(4)               To the Knowledge of the Company, no current officer, employee or contractor of the Company is a party to any agreement (directed to non-disclosure, non-competition, non-solicitation, exclusive services obligations or otherwise) that restricts, restricted, forbids or forbade at any time during such employment or engagement the activities or performance of duties of the officer, employee or contractor for or on behalf of the Company, or otherwise in connection with such employment or engagement.

(i)                 Title to Assets. (1) Except as reflected or adequately reserved against in the Financial Statements, the Company has good title to, or in the case of leased property has valid leasehold interests in, in all assets purported to be owned or leased by it (whether real or personal, tangible or intangible, and including investment securities and other investments) reflected in the Financial Statements or acquired after the date thereof

(the “Company Assets”), except for property and assets sold or transferred since such date in the ordinary and usual course of business consistent with past practices. None of the Company Assets is subject to any Liens (including Tax-related Liens), except:

(A)              Liens securing liabilities disclosed or adequately reserved against in the Financial Statements;

(B)              Liens under repurchase or similar arrangements with respect to securities or other investments, or pledges of securities or other investments to secure obligations; or

(C)              Liens that, individually or in the aggregate, do not materially detract from the value or interfere with any current or future use of such property or assets (the items set forth in clauses (A) through (C) of this subsection are collectively referred to as “Permitted Liens”).

(2)               To the Knowledge of the Company, all buildings and all fixtures, equipment, and other property or assets possessed but not owned by the Company are held under valid leases or subleases enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to the enforcement of creditors’ rights generally and by general principles of equity).

(3)               There are no improvements, fixtures or other items residing on any real property leased by the Company that would result in any costs or expenses to the leaseholder in order to return the property to the landlord in accordance with the terms of the lease.

(j)               Litigation; Regulatory Action. No claim, litigation, proceeding, investigation or controversy, whether civil or criminal, before any court, arbitrator, mediator or Governmental Authority (“Litigation”) is pending against the Company, and, to the Knowledge of the Company, no such Litigation has been threatened; neither the Company nor any of its properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of mortgage loan originators, mortgage brokers or mortgage lenders or the supervision or regulation of the Company or any Government Sponsored Enterprise; and the Company has not received notice from any such Governmental Authority or Government Sponsored Enterprise to the effect that such Governmental Authority or Government Sponsored Enterprise is contemplating or considering the appropriateness of commencing Litigation or issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission.

(k)             Compliance with Laws. Each of the Company and its managers, officers and employees:

(1)               conducts the Company’s business in compliance in all material respects with all Applicable Law and judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including all laws related to money-laundering, bank secrecy or terrorist financing; data protection and data privacy; discriminatory lending practices; mortgage and consumer loan origination, lending and servicing; and consumer financial protection (including the USA PATRIOT Act, the Bank Secrecy Act, the Gramm-Leach-Bliley Act of 1999, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any applicable regulations promulgated by the Consumer Financial Protection Bureau, the SAFE Mortgage Licensing Act of 2008 and the Real Estate Settlement Procedures Act);

(2)               has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities and Government Sponsored Enterprises that are required in order to permit it or them to own and operate its or their businesses as currently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Knowledge of the Company, no suspension or cancellation of any of them is threatened or reasonably likely; and all such filings, applications and registrations are current;

(3)               since January 1, 2009, has not received any notification or communication from any Governmental Authority (A) asserting that it or any of them is not in compliance with any of the statutes, rules, regulations, or ordinances that such Governmental Authority enforces, or has otherwise engaged in any unlawful business practice, (B) threatening to revoke any license, franchise, permit, or governmental authorization, (C) requiring it or any of them (including any of the Company’s managers, officers, employees or controlling persons) to enter into a cease and desist order, agreement, or memorandum of understanding (or requiring the board of managers thereof to adopt any resolution or policy), or (D) restricting or disqualifying the activities of the Company (except for restrictions generally imposed by rule, regulation or administrative policy on mortgage loan originators, lenders or brokers generally);

(4)               has no Knowledge of any pending or threatened investigation, review or disciplinary proceedings by any Governmental Authority or Government Sponsored Enterprise against the Company or any officer, manager, employee or controlling person thereof, and no Key Employee has knowledge of any such investigation, review or disciplinary proceeding; and

(5)               the Company has a written anti-money laundering program and a written customer identification program in compliance with the applicable rules of all Government Sponsored Enterprise and has not violated the terms of such programs.

(l)                 Environmental Matters. The Company has complied at all times in all material respects with applicable Environmental Laws; no property (including buildings and any other structures) currently or formerly owned or operated by the Company, or in which the Company has a Lien, has been contaminated with, or has had any release of, any Hazardous Substance that could reasonably be expected to result in liability for the Company; the Company could not be deemed the owner or operator under any Environmental Law of any property in which it has currently or formerly held a Lien or held in a fiduciary capacity; the Company is not subject to liability for any Hazardous Substance disposal or contamination on any third-party property; the Company has not received any notice, demand letter, claim or request for information alleging any violation of, or liability of the Company under, any Environmental Law; the Company is not subject to any order, proceeding, decree, injunction or agreement with any Governmental Authority or any third party relating to any violation of, or liability under, any Environmental Law; the Company is not aware of any circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products or polychlorinated biphenyls) involving the Company, any currently or formerly owned, operated or managed property (whether as fiduciary or otherwise), or any Lien held by the Company that could reasonably be expected to result in any claims, liability or investigations, or result in any restrictions on the ownership, use or transfer of any property pursuant to any Environmental Law; and the Company has delivered to the Purchaser copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Company, or any currently or formerly owned or operated property or any property in which the Company has held a Lien.

(m)             Benefit Plans. (1) The Company has Previously Disclosed a true and complete list of (A) the names, corporate and functional titles and hire date of the current employees and consultants of the Company, including such employees on leave from, and their anticipated return to, the Company, and annual salaries or hourly rates of the current employees; (B) each former employee and beneficiary receiving continued health coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1986, or COBRA; (C) all bonus, incentive, deferred compensation plans or arrangements, including those relating to Interests or other equity interests paid in 2010, 2011 and 2012 or to be paid in subsequent years; and (D) all obligations for severance payments on termination of employment.

(2)               All benefit and compensation plans, contracts, policies or arrangements covering the current and former employees and consultants (the “Employees”) and current or former managers of the Company, including “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment contracts and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based incentive and bonus plans, any employee lending policy and any outstanding loans or lines of credit to the Employees and their terms in existence (the “Benefit Plans”), have been Previously Disclosed, and each Benefit Plan which has received a favorable opinion letter from the IRS National Office, including any master or prototype plan, has been separately identified. True and complete copies of all Benefit Plans Previously Disclosed, including any trust instruments and insurance contracts forming a part of any Benefit Plans, and all amendments thereto have been provided to the Purchaser.

(3)               All Benefit Plans have been operated in compliance in all material respects with their terms and are in substantial compliance with ERISA, the Code and other Applicable Laws. Each Benefit Plan which is subject to ERISA (the “ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. None of the Members or the Company has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. The Company has not incurred, nor does it reasonably expect to incur, a material tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.

(4)               Neither the Company nor any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) (x) maintains or contributes to or has within the past six years maintained or contributed to a Pension Plan that is subject to Subtitles C or D of Title IV of ERISA, or (y) maintains or has an obligation to contribute to or has within the past six years maintained or had an obligation to contribute to a “multiemployer plan” within the meaning of Section 3(37) of ERISA. All contributions required to be made under the terms of any Benefit Plan, as of the date hereof, have been timely made and all obligations under the Benefit Plans have been reflected on the Financial Statements.

(5)               As of the date hereof, there is no material pending or, to the Knowledge of the Company threatened, litigation relating to the Benefit Plans. The Company has no obligations for retiree health and life benefits under any ERISA Plan. The Company may amend or terminate any such Plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(6)               There has been no amendment to, announcement by the Company relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such Plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, Member approval of this Agreement nor the consummation of the transactions contemplated hereby will (v) entitle any employees of the Company to severance or retention pay or any increase in severance or retention pay upon any termination of employment after the date hereof or (w) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (x) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, the Purchaser to merge, amend or terminate any of the Benefit Plans, (y) cause the Company or, after the consummation of the transactions contemplated hereby, the Purchaser to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (z) result in payments under any of the Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

(7)               For each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code), (A) such plan has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan is subject to Section 409A of the Code and so as to avoid any Tax, interest or penalty thereunder; and (B) the document or documents that evidence each such plan have complied with the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code in all material respects since January 1, 2009. The Company does not have any obligation to provide any “gross-up” payment to or otherwise indemnify any person for any Tax that may be due pursuant to Section 409A of the Code.

(n)               Labor Relations. The Company is in compliance in all material respects with all currently Applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including the Immigration Reform and Control Act of 1986, the Worker Adjustment and Retraining Notification Act, any such laws respecting employment discrimination, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, employee benefits, severance payments, employee or labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters. The Company is not engaged in any unfair labor practice (within the meaning of the National Labor Relations Act). There is no unfair labor practice complaint pending or, to the Knowledge of the Company, threatened against any of the Company before the National Labor Relations Board. The Company is not a party to, nor bound by, any collective bargaining agreement, or other Contract with a labor union or labor organization, nor is the Company the subject of a proceeding asserting that the Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving the Company, pending or, to the Knowledge of the Company, threatened, nor is it aware of any activity involving the Company’s employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(o)               Insurance. The Company is insured with reputable insurers against such risks and in such amounts as is reasonably prudent in accordance with industry practices and its business.

(p)               Taxes. (1) (A) The Company has at all times since its inception been taxable as a partnership for all federal, state local and foreign income tax purposes and not as a corporation, and has made no election inconsistent with such treatment.

(2)               (A) The Company has prepared in good faith and duly and timely filed (taking into account any validly executed extensions of time within which to file) with the appropriate Tax authorities all Tax Returns required to be filed by it and all such filed Tax Returns are complete and accurate in all material respects; (B) the Company has paid all Taxes due and owing on or before the date hereof (whether or not shown as due on any Tax Returns); (C) the Company has prepared, kept and preserved in all material respects records and other documentation as required by Tax Law; (D) no issues that have been raised by the relevant Tax authority in writing in connection with any examination of any Tax Returns referred to in (A) are currently pending, no such Tax Return is currently being examined by any Tax authority, nor has the Company received any written notice from a Tax authority that it intends to conduct such examinations, and all deficiencies asserted or assessments made, if any, as a result of any such examinations have been paid in full; (E) all deficiencies asserted or assessments made as a result of such examinations have been paid in full; (F) no issues have been raised by the relevant Tax authority in connection with the examination of any of the Tax Returns or are currently pending; (G) the Company has never been a member of an affiliated, combined, consolidated or unitary tax group for purposes of filing any Tax Return; (H) no waivers of statute of limitations have been given by or requested with respect to any Taxes of the Company, (I) as a result of the purchase of the Interests, neither the Company nor Purchaser will be obligated to make a payment to an individual that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future; (J) there are no Liens for Taxes (other than for Taxes not yet due) on any of the assets of the Company and, to the Knowledge of the Company, there is no basis for the assertion of any such Lien; (K) the Company has not entered into any “reportable transactions”, as defined in Section 1.6011-4(b)(1) of the United States Treasury Regulations; and (L) no closing agreements, private letter rulings, clearances or rulings have been entered into or issued by an Tax authority with respect to the Company, and there are no outstanding requests for rulings or clearances from any Tax authority addressed to the Company that if issued would be binding on the Company.

(3)               The Company is in compliance in all material respects with the Code and foreign, state and local law relative to obtaining all taxpayer certifications (including executed IRS Forms W-8 and W-9, as applicable) from all persons to whom it makes payments in connection with its business; and the Company has complied in all material respects with all withholding and information reporting obligations imposed by the Code or any Applicable Law.

(4)               No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement.

(q)               Accounting Controls; Books and Records. The Company has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (1) all transactions are executed in accordance with management’s general or specific authorization; (2) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with United States generally accepted accounting principles consistently applied with respect to mortgage lenders, if applicable, and any other criteria applicable to such statements; (3) access to the property and assets of the Company is permitted only in accordance with management’s general or specific authorization; and (4) the recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences. The books and records of the Company have been properly and accurately maintained, and there are no material inaccuracies or discrepancies contained or reflected therein.

(r)                 Intellectual Property. (1)  The Company has Previously Disclosed a true and complete list and summary description of all (A) Registered and material unregistered Company Intellectual Property (each item identified as a Patent, Trademark, Trade Secret, Copyright or Other Proprietary Right, as the case may be) (collectively, the “Scheduled Intellectual Property”), and (B) Intellectual Property Contracts. The Company exclusively owns (beneficially, and of record where applicable) all Company Intellectual Property, free and clear of all Liens, exclusive licenses, and non-exclusive licenses not granted in the ordinary and usual course of business consistent with past practice. The Company Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the use thereof by the Company or their rights thereto. The Company has sufficient rights to use all Intellectual Property used in its business as currently conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. The Company has not infringed or otherwise violated the Intellectual Property rights of any third party since its inception. There is no litigation, opposition, cancellation, proceeding, objection or claim pending, asserted or threatened against the Company concerning the ownership, validity, registerability, enforceability, infringement or use of, or licensed right to use, any Intellectual Property. To the Knowledge of the Company, no valid basis for any such litigation, opposition, cancellation, proceeding, objection or claim exists. To the Knowledge of the Company, no person is violating any right of the Company in or to Company Intellectual Property.

(2)               The Company has taken all reasonable measures to protect the confidentiality and value of all Trade Secrets that are owned, used or held by the Company, and to the Knowledge of the Company, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure agreements which have not been breached. To the Knowledge of the Company, none of the current employees of the Company has any Patents issued or applications pending for any device, process, design or invention of any kind now used or needed by the Company in the furtherance of their business, which Patents or applications have not been assigned to the Company. To the Knowledge of the Company, the performance by the employees of the Company of their employment activities does not violate any third party’s Intellectual Property rights or such employees’ contractual obligations to any third person.

(3)               The consummation of the transactions contemplated by this Agreement will not place the Company in breach or default of any Intellectual Property Contract, or trigger any modification, termination or acceleration thereunder, or effect any license under or Lien on Intellectual Property owned or held by the Purchaser immediately prior to the Closing Date. Except as Previously Disclosed, the Company is not obligated to make payments by way of royalties, advances, profit sharing, commissions, fees or otherwise to any person in respect of any Intellectual Property.

(4)               The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with its business, and have not materially malfunctioned or failed within the past three (3) years. To the Knowledge of the Company, the IT Assets do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults or other devices or effects that (A) enable or assist any person to access without authorization the IT Assets, or (B) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in its documentation. To the Knowledge of the Company, no person has gained unauthorized access to the IT Assets. The Company has implemented reasonable backup and disaster recover technology consistent with industry practices and in compliance with Applicable Law. To the Knowledge of the Company, none of the IT Assets contains any shareware, open source code, or other software whose use requires disclosure or licensing of Company Intellectual Property.

(s)                Loan Matters.

(1)               Each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of the Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to the enforcement of creditors’ rights generally and by general principles of equity). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all Applicable Law at the time of origination by the Company and are complete and correct in all material respects.

(2)               Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in accordance with the relevant notes or other credit or security documents, the Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Applicable Law.

(3)               Except as Previously Disclosed, none of the agreements pursuant to which the Company has sold Loans contains any obligation to repurchase such Loans or interests therein or to pursue any other form of recourse against the Company solely on account of a payment default by the obligor on any such Loan.

(4)               The Company has Previously Disclosed all claims for repurchases by the Company of mortgage loans that have been sold to third parties by the Company between the commencement of operations by the Company and the date hereof that are outstanding or threatened, in each case, as of the date hereof.

(5)               Section 4.03(s)(5) of the Company Disclosure Schedule sets forth a list of (i) each Loan that as of September 30, 2012 (A) was contractually past due 90 days or more in the payment of principal and/or interest or was in default of any other material provision, (B) as to which a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the Loans are less than 90 days past due, or (C) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, and (ii) each asset of the Company that as of September 30, 2012 was classified as an asset to satisfy Loans, and the book value thereof as of such date. For each loan identified in accordance with the immediately preceding sentence, Section 4.03(s)(5) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of September 30, 2012.

(6)               The Company is approved by and is in good standing: (1) as a nonsupervised mortgagee with automatic authority by the Department of Housing and Urban Development to originate and service Title I FHA mortgage loans; (2) with the Department of Veteran’s Affairs (“VA”) to originate VA loans; and (3) with the Federal Home Loan Mortgage Corporation to originate conventional residential mortgage Loans.

(7)               The Company is not now nor has it ever been since December 31, 2008 subject to any fine, suspension, settlement or other Contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Government Sponsored Enterprise relating to the origination, sale or servicing of mortgage or consumer Loans. Neither the Company nor any of its Subsidiaries has received any notice, nor does it have any reason to believe as of the date of this Agreement, that any Government Sponsored Enterprise proposes to limit or terminate the underwriting authority of the Company or to increase the guarantee fees payable to any such Governmental Entity or Government Sponsored Enterprise.

(8)               The Company has not and does not pool any of the Loans originated, acquired or serviced by the Company.

(9)               Since December 31, 2008, the Company has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated by the Company satisfied, in all material respects: (1) all Applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, loan modification, loss mitigation or filing of claims in connection with such mortgage loans, including, to the extent applicable, all Applicable Laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, in each case applicable as of the time of such origination, processing, underwriting or credit approval; (2) the responsibilities and obligations relating to such mortgage loans set forth in any Contract between the Company and any Government Sponsored Enterprise, loan investor or insurer; (3) the applicable rules, regulations, guidelines, handbooks and other requirements of any Government Sponsored Enterprise, loan investor or insurer, in each case applicable as of the time of such origination, processing, underwriting or credit approval; and (4) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each such mortgage loan, in each case applicable as of the time of such origination, processing, underwriting or credit approval.

(10)           The electronic data files delivered by the Company to Purchaser or to which the Company provided Purchaser access with respect to all outstanding Loans as of each of September 30, 2012 and October 31, 2012 are true, correct and complete as of their respective dates.

(11)           Since December 31, 2008, no Government Sponsored Enterprise, loan investor or insurer has indicated in writing to the Company or any of its Subsidiaries that it has terminated or intends to terminate its relationship with the Company for poor performance, poor loan quality or concern with respect to the Company’s compliance with laws.

(12)           Since December 31, 2008, the Company has not engaged in, and, to the Knowledge of the Company, no third-party vendors (including outside law firms and other third-party foreclosure services providers, collectively, the “Mortgage Vendors”) used by the Company or by any of its Subsidiaries has engaged in, directly or indirectly, (1) any foreclosures in violation of any applicable Law, including but not limited to the Servicemembers Civil Relief Act, or in breach of any binding Contract or (2) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to mortgage loans that do not comply with any applicable Law.

(13)           The Company’s Affiliates, officers and employees that are required to be registered as mortgage loan originators or mortgage brokers (or in a similar capacity) with any state or federal jurisdiction are so registered; and the Company is duly registered with each such applicable Governmental Authority as such, and such registrations are in full force and effect.

(t)               Absence of Certain Changes or Events. Except as Previously Disclosed or as permitted by this Agreement, since the date of the most recent audited balance sheet contained in the Financial Statements, the Company has not:

(1)               suffered any circumstance, change, event, effect or development that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Company;

(2)               conducted its business other than in the ordinary and usual course of business consistent with past practice;

(3)               made, declared, paid or set aside for payment any dividends on or in respect of, or declared or made any distributions on, any Interests or other equity interests of the Company, or directly or indirectly adjusted, split, combined, redeemed, reclassified, purchased or otherwise acquired any Interests or other equity interests of the Company;

(4)               amended its Constitutive Documents;

(5)               except in the ordinary and usual course of business consistent with past practice, sold, transferred, leased, mortgaged, encumbered, or otherwise disposed of any of its assets or properties (whether tangible or intangible), or permitted or allowed any of its assets or properties (whether tangible or intangible) to be subjected to any Lien, other than Permitted Liens and Liens that will be released at or prior to the Closing;

(6)               except in the ordinary and usual course of business consistent with past practice, discharged or otherwise obtained the release of any Lien or paid or otherwise discharged any liability, other than current liabilities reflected on the Financial Statements and current liabilities incurred in the ordinary and usual course of business consistent with past practice since the date of the most recent audited balance sheet contained in the Financial Statements;

(7)               merged with, entered into a consolidation with or acquired an equity interest of 5% or more in any person or acquired a substantial portion of the assets or business of any person or any division or line of business thereof, or otherwise acquired any assets other than in the ordinary and usual course of business consistent with past practice;

(8)               issued, sold or otherwise permitted to become outstanding, or authorized the creation of, any additional Interests or other equity interests of the Company or any other Right in respect thereof, or any notes, bonds or other securities of the Company;

(9)               other than in the ordinary and usual course of business consistent with past practice, in accordance with Applicable Law and accounting requirements, and on an arm’s-length basis, entered into any agreement, arrangement, understanding or transaction with any of its managers, officers or employees, with any Member, or with any relative, beneficiary or spouse living with such person or with any Affiliate of any of the foregoing (collectively, a “Company Related Person”);

(10)           made or adopted any change in accounting principles, practices or methods from those currently employed, except as required by United States generally accepted accounting principles or by Applicable Law;

(11)           made any material tax elections, settled or compromised any material claim for Taxes, amended any tax elections currently in effect, filed any amended material Tax Return, surrendered any right to claim a material Tax refund or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, changed or consented to any change in its method of accounting for tax purposes, or entered into or agree to any private letter ruling, closing agreement or similar ruling or agreement with the IRS or any other taxing authority or settle any audit or proceeding with respect to Taxes owed by the Company;

(12)           other than in the ordinary and usual course of business consistent with past practice; (A) incurred any indebtedness for borrowed money; or (B) entered into any hedging, derivative or similar transactions;

(13)           made any capital expenditure or commitment for any capital expenditure in excess of $50,000 in a single payment or $100,000 in the aggregate;

(14)           increased the salary, wage, bonus or other compensation payable, or to become payable by it, to its managers, officers, employees or consultants, or increased benefits or payments provided under, or terminated, established, adopted, entered into, made any new grants or awards under, or amended or otherwise modified, any Benefit Plans, except in each case increases occurring in the ordinary and usual course of business consistent with past practice (including normal periodic performance reviews and related compensation and benefit increases), or as required by any pre-existing written Contract to which the Company is a party, or granted any severance or termination pay to, or entered into or amended any employment, consulting, retention or severance agreement with, any person, other than termination pay paid in the ordinary and usual course of business consistent with past practice to officers or employees;

(15)           conducted any transaction with any Affiliate or other Company Related Person on terms and conditions that are not at least substantially the same or more favorable to the Company, as applicable, as comparable transactions with a person that is not an Affiliate of the Company, as applicable, or that would be offered to such a person for such a comparable transaction;

(16)           accelerated, amended, canceled, modified, terminated, consented to the termination of, or allowed to expire, any material Contract or license, or of any of the Company’s rights thereunder;

(17)           canceled or waived any claims or rights with a value to the Company in excess of $10,000; or (B) settled or compromised any Litigation;

(18)           terminated, canceled, amended or allowed to expire any insurance coverage currently maintained that is not replaced by a like amount of insurance coverage; or

(19)           agreed or committed to take any of the actions specified in this Section 4.03(t).

(u)               Related Party Transactions. Section 4.03(u) of the Company Disclosure Schedule sets forth a list of all Loans as of the date of this Agreement by the Company to any Company Related Person. There are no Loans to Company Related Persons on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or lower than the rate that would be paid by a person who is not a Company Related Person, and all such Loans are and were originated in compliance in all material respects with all Applicable Laws. No such Company Related Person or Affiliate other than LSP provides or causes to be provided any assets, services (other than services as an officer, manager or employee) or facilities to the Company. The Company does not provide or cause to be provided any assets, services or facilities to any such Company Related Person or Affiliate (other than as reasonably necessary for them to perform their duties as managers, officers or employees of the Company). Other than its membership interest in LSP, the Company does not beneficially own, directly or indirectly, any investment in or issued by any such Company Related Person or Affiliate. No such Company Related Person or Affiliate has any direct or indirect ownership interest in any person with which the Company competes or has a business relationship. Except as Previously Disclosed, there are no Contracts with any such Company Related Person or Affiliate to which the Company is a party or by which it is bound.

(v)               No Brokers. None of the Company or any of its Affiliates has employed any broker or finder, or incurred any brokers’ or finders’ commissions or fees, in connection with the transactions contemplated by this Agreement.

(w)              Disclosure. The representations and warranties of the Company included in this Agreement (together with any information Previously Disclosed in respect of this Section 4.03) do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements contained herein or therein, in the light of the circumstances in which they are being made, not misleading. The copies of all documents furnished to the Purchaser in connection with the negotiation, execution and delivery of this Agreement are accurate copies of the originals thereof.

4.04             Representations and Warranties of the Members. Each Member, severally as to himself, herself or itself, hereby represents and warrants to the Purchaser as follows:

(a)                Member Approval.

(1)               The execution and delivery of this Agreement by the Members constitutes the irrevocable vote by each Member to sell such Member’s Interests and all Interests owned by the Members to the Purchaser in accordance with the terms of this Agreement and any other Contract or obligation binding upon such Member. The terms and conditions of this Agreement have been negotiated by the Members, and each Member deems such terms and conditions, including the Purchase Price, to be fair and reasonable. No other vote or consent on behalf of any Members is necessary, and each Member irrevocably waives such Member’s rights under the Constitutive Documents of the Company as necessary to effect the sale and purchase of Interests contemplated by this Agreement. The Members have received the requisite notice of the terms of the transactions contemplated by this Agreement in accordance with Applicable Law and any relevant Contract.

(2)               Each Member has had access, during the course of the transaction and prior to the execution of this Agreement, to the information he or she felt he or she needed and desired in connection with his or her evaluation of the sale of Interests contemplated hereby and has had, during the course of the transaction and prior to the execution of this Agreement, the opportunity to ask questions of, and receive answers from, the Company, the Member Representative and legal counsel concerning the terms and conditions of the transactions contemplated by this Agreement and to obtain additional information necessary to assess the transactions contemplated by this Agreement. This Agreement constitutes the valid and binding obligation of each Member, enforceable against such Member in accordance with its terms.

(b)               Title to Interests. Each Member has good and marketable title to all of the Interests owned by such Member, free and clear of any and all Liens, contracts, rights, options and assignments whatsoever. Upon consummation of the purchase and sale of the Interests in accordance with this Agreement, the Purchaser shall have good and marketable title to all of the issued and outstanding Interests free and clear of any and all claims, charges, defenses, Liens of any kind or nature, contracts, rights, options and assignments, except for any Liens arising solely as a result of any actions by the Purchaser or its Affiliates.

(c)                No Defaults. The execution, delivery and performance of this Agreement, and the consummation by the Members of the transactions contemplated hereby, does not and will not constitute a breach or violation of, or a default under (with or without the giving of notice, passage of time or both) Applicable Law or any judgment, decree, order, governmental or nongovernmental permit or license, or any Contract of any of the Members or to which or any the Members is subject or bound or cause or allow the acceleration or creation of a Lien in respect of any Interests.

(d)               No Brokers. None of the Members, or any of their respective Affiliates, has employed any broker or finder, or incurred any brokers’ or finders’ commissions or fees, in connection with the transactions contemplated by this Agreement.

4.05            Representations and Warranties of the Purchaser. Except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, the Purchaser hereby represents and warrants to the Company as set forth in its Disclosure Schedule and as follows:

(a)                Organization and Standing. The Purchaser has been duly incorporated and is an existing corporation in good standing under the laws of the State of West Virginia. The Purchaser is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. The Purchaser has full power and authority, corporate and other, to own or lease its property and assets and to carry on its business as presently conducted.

(b)               Corporate Authority. The Purchaser has the requisite corporate power and authority, and has taken all corporate action necessary, in order to authorize the execution and delivery of, and performance of its obligations under, this Agreement and the transactions and other agreements and instruments contemplated by this Agreement. Each of this Agreement and the other agreements and instruments contemplated by this Agreement has been or, at the time of delivery, will be duly authorized, executed and delivered by the Purchaser, and constitutes or, at the time of delivery, will constitute a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

(c)                No Defaults. Subject to the receipt of Previously Disclosed required consents, approvals, authorizations or other actions of or by Governmental Authorities, the execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby, does not and will not (1) constitute a breach or violation of, or a default under, or cause or allow the acceleration or creation of a Lien (with or without the giving of notice, passage of time or both) pursuant to any Applicable Law or any judgment, decree, order, governmental or nongovernmental permit or license, or any Contract of the Purchaser or to which the Purchaser is subject or bound, (2) constitute a breach or violation of, or a default under, the Constitutive Documents of the Purchaser, or (3) require any material consent or approval under any Applicable Law or any judgment, decree, order, governmental or non-governmental permit or license, or the consent or approval of any other party to any such material Contract.

(d)               No Brokers. The Purchaser has not employed any broker or finder, or incurred any brokers, or finders, commissions or fees, in connection with the transactions contemplated by this Agreement.

4.06            Representations and Warranties of the Parent. Except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, the Parent hereby represents and warrants to the Company as set forth in its Disclosure Schedule and as follows:

(a)                Organization and Standing. The Parent has been duly incorporated and is an existing corporation in good standing under the laws of the State of West Virginia. The Purchaser is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. The Purchaser has full power and authority, corporate and other, to own or lease its property and assets and to carry on its business as presently conducted.

(b)               Corporate Authority. The Purchaser has the requisite corporate power and authority, and has taken all corporate action necessary, in order to authorize the execution and delivery of, and performance of its obligations under, this Agreement and the transactions and other agreements and instruments contemplated by this Agreement. Each of this Agreement and the other agreements and instruments contemplated by this Agreement has been or, at the time of delivery, will be duly authorized, executed and delivered by the Purchaser, and constitutes or, at the time of delivery, will constitute a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

(c)                No Defaults. Subject to the receipt of Previously Disclosed required consents, approvals, authorizations or other actions of or by Governmental Authorities, the execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby, does not and will not (1) constitute a breach or violation of, or a default under, or cause or allow the acceleration or creation of a Lien (with or without the giving of notice, passage of time or both) pursuant to any Applicable Law or any judgment, decree, order, governmental or nongovernmental permit or license, or any Contract of the Purchaser or to which the Purchaser is subject or bound, (2) constitute a breach or violation of, or a default under, the Constitutive Documents of the Purchaser, or (3) require any material consent or approval under any Applicable Law or any judgment, decree, order, governmental or non-governmental permit or license, or the consent or approval of any other party to any such material Contract.

(d)               No Brokers. The Purchaser has not employed any broker or finder, or incurred any brokers, or finders, commissions or fees, in connection with the transactions contemplated by this Agreement.

(e)                Parent Common Stock. The shares of Parent Common Stock to be issued to the Members as part of the Purchase Price will, when issued, be duly authorized and validly issued and fully paid and nonassessable and, assuming that the Members to whom Parent Common Stock is issued comply with the requirements of Rule 506 under the Securities Act of 1933, as amended, such issuance will be exempt from registration under that act.

Article 5

Covenants

5.01             Reasonable Best Efforts.

(a)                Subject to the terms and conditions of this Agreement, each of the Company, each Member and the Purchaser and the Parent agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under Applicable Law, so as to permit consummation of the transactions contemplated hereby as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and shall cooperate fully with the other party hereto to that end. Each of the Company, the Purchaser and the Parent will use its respective reasonable best efforts to obtain consents of all third parties necessary to the consummation of the transactions contemplated by this Agreement.

5.02             Access; Information.

(a)                The Company and each of the Members agree that, subject to Applicable Law relating to the exchange of information and any confidentiality agreements, the Company shall afford the Purchaser and the Parent and their respective officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours and upon reasonable notice throughout the period from the date hereof to the Closing to the books, records (including Tax Returns and work papers of independent auditors), properties, personnel and such other information of the Company and the Members as the Purchaser or the Parent (or any such representative) may reasonably request, and, during such period, the Company shall furnish to the Purchaser or the Parent (or such other representative) (1) a copy of each report, schedule and other document filed by the Company or any of the Members pursuant to the requirements of any Governmental Authority or Government Sponsored Enterprise, promptly after the filing thereof, (2) as soon as practicable after the end of each calendar month, but in no event later than ten (10) Business Days after the end of each calendar month, unaudited consolidated balance sheets of the Company and related statements of operations for the month then ended and for that portion of such fiscal year ended with the last day of such monthly accounting period, each internally prepared by the Company in compliance with United States generally accepted accounting principles and consistent with past practice, and (3) all other information concerning the business, properties and personnel of the Company an as the Purchaser or the Parent (or any such other representative) may reasonably request, promptly after such request.

(b)               Each of the Purchaser and the Parent agrees that prior to the Closing it shall not, and shall cause its representatives not to, use any information obtained pursuant to this Section 5.02 for any purpose unrelated to the transactions contemplated by this Agreement. Subject to the requirements of law, the Purchaser and the Parent will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.02 unless such information (1) was already known to such person, (2) becomes available to such person from other sources not known by such person to be bound by a confidentiality obligation, (3) is disclosed with the prior written approval of the other party or (4) is or becomes readily ascertainable from published information or trade sources. Except with respect to requests or actions taken by any Governmental Authority that regulates United States domestic or foreign banks or bank holding companies, with respect to which the Purchaser and the Parent will have no obligation to give any notice or take any remedial action, if the Purchaser or the Parent shall be required by subpoena, judicial order or other action of a Governmental Authority to disclose any such information obtained pursuant to this Section 5.02, to the extent permissible, it shall promptly give notice of such event to the Company and use its reasonable efforts to permit the Company to challenge or limit the scope of any such action.

(c)                No investigation by the Purchaser or the Parent of the business and affairs of the Company or the Members shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any party’s obligation to consummate the transactions contemplated by this Agreement.

5.03            No Rights Triggered. The Company shall take all reasonable steps necessary to ensure that the entry into this Agreement and the consummation of the transactions contemplated hereby and any other action or combination of actions, or any other transactions contemplated hereby, do not and will not result in the grant of any Rights to any person (a) under the Constitutive Documents of the Company or (b) under any Contract to which the Company is a party or to which any of their respective properties are subject.

5.04             Regulatory Applications.

(a)                The Purchaser, the Parent, the Company and each of the Key Employees shall each use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties, Government Sponsored Enterprises and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. The Company shall consult with the Purchaser, subject to Applicable Law, with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties, Government Sponsored Enterprises and Governmental Authorities necessary or reasonably advisable to consummate the transactions contemplated by this Agreement and shall provide the Purchaser with the opportunity to review any such applications or other filings proposed to be made by the Company in furtherance thereof. The Company and the Member Representative will keep the Purchaser, and the Purchaser will keep the Member Representative, apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b)               Unless precluded by Applicable Law, each of the Purchaser and the Parent, on the one hand, and the Company and each of the Members, on the other hand, agree, upon request, to furnish the other party with all information concerning itself, its directors, managers, officers, employees and Members and such other matters as may be necessary or reasonably advisable in connection with any filing, notice or application made by or on behalf of such other party to any third party, Government Sponsored Enterprises or Governmental Authority.

5.05             Notification of Certain Matters.

(a)                Each of the Purchaser, the Company and the Members shall give prompt notice to the other of any fact, event or circumstance currently or hereafter known to it that is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a material breach of any of its representations, warranties, covenants or agreements contained herein.

(b)            Prior to the Closing, the Company and each of the Members shall promptly notify the Purchaser, and the Purchaser (with respect to itself) shall promptly notify the Company, of:

(1)               any notice or other communication from any person alleging that the consent of such person is or may be required as a condition to the Closing; or

(2)               any notice or other written communications from any person (A) terminating or threatening to terminate any Material Contract relating to the rendering of services to such person or (B) relating to any material dispute with such person.

(c)             Prior to the Closing, the Company and each of the Key Employees shall promptly notify the Purchaser of any notice or other communication from any Governmental Authority or Government Sponsored Enterprise in connection with the transactions contemplated by this Agreement.

5.06          Press Releases and Communications. The initial public announcement concerning the transactions contemplated by this Agreement shall be a joint press release in such form agreed to by the Purchaser and the Company; provided, however, that the Purchaser or the Parent may, without the prior consent of the Company (but after prior consultation with the Company to the extent practicable under the circumstances), make any filings required under the Securities Exchange Act of 1934 or the rules and regulations of the Securities and Exchange Commission thereunder. Thereafter the Company shall consult with the Purchaser and provide the Purchaser with the opportunity to review, comment upon and use reasonable best efforts to agree upon, any press release or other public announcement or employee communication of the Company with respect to the transactions contemplated by this Agreement prior to issuing any press releases or otherwise making public announcements or employee communications with respect thereto, and the Company shall not issue any press release or otherwise make any public announcement or employee communication with respect thereto without the prior consent of the Purchaser (which shall not be unreasonably withheld), except as may be required by Applicable Law.

5.07          Employment and Benefits.

(a)                Except as provided in the Employment Agreements and subject to Section 5.08, the Purchaser shall have at all times complete discretion to determine the specific benefit plans, programs, policies and arrangements to be provided to Employees; however, Employees shall be given credit for purposes of eligibility and vesting under each employee benefit plan, program, policy or arrangement of the Purchaser or any of its Affiliates in which the Employees are eligible to participate for all service with the Company or any Affiliate (to the extent such credit was given by a comparable employee benefit plan, program, policy or arrangement of the Company). Such service, however, will not be counted or credited for purposes of (i) benefit accrual under any defined benefit pension plan or (ii) any frozen plan.

(b)               Except as provided in the Employment Agreements, nothing contained herein shall obligate Purchaser to employ, or offer to employ, any current or former employee of Company, to retain any Employees for any specific period, to institute or maintain any levels of compensation or benefit plans or arrangements, or otherwise to take or continue any actions with respect to its employees (including Employees) after the Closing, it being understood that no Employee is intended to or shall receive by reason of this Agreement any direct or third party beneficiary rights against Purchaser.

(c)                Prior to the Closing Date, the Company shall take all actions necessary to terminate any profit sharing plans and any Benefit Plans intended to be qualified under Section 401(k) of the Code (including the Potomac Mortgage Group, LLC 401(k) Plan), effective in each case no later than the business day prior to the Closing Date, including adopting the relevant resolutions of the board of managers of the Company (the form and substance of which shall be subject to review and approval by Parent).

(d)               Notwithstanding the foregoing, after adoption of a final rule by the Bureau of Consumer Financial Protection implementing the amendments to Regulation Z of the Board of Governors of the Federal Reserve System proposed in a Notice of Proposed Rulemaking published on September 7, 2012, and to the extent then permitted under Applicable Law, Purchaser, Parent, and the Company will develop a program for the grant of stock options pursuant to the Parent’s 2003 Stock Incentive Plan to the Company’s mortgage loan originators with over $50,000,000 in annual principal amount of loans originated. In addition, the Parent and the Company will develop a program whereby the executive officers of the Company will be granted stock options under the 2003 Stock Incentive Plan based on performance bench marks set by the Parent and the Company. All such grants will be subject to approval by the Human Resources Committee of the Parent’s board of directors.

5.08              Stock Options Granted to Company Employees After the Closing. After the Closing, in January 2013, the Purchaser and Parent will grant incentive stock options under the Parent’s 2003 Stock Incentive Plan to certain non-executive employees of the Company, as identified on Exhibit 5.08, and subject to approval by the Human Resources Committee of the Parent’s board of directors. Each of the stock option agreements shall provide for a strike price of grant date fair value, and the options shall vest ratably over five years, with 20% of the options vesting on each anniversary of the grant date, and will contain such other terms and conditions typically set forth in stock options granted by the Company.

5.09             Tax Matters.

(a)                (i) Liability for Taxes. Except to the extent treated as a liability on the Closing Date Balance Sheet, the Members shall, on a several and not joint basis, be liable for and indemnify the Purchaser for all Taxes under the Code and any state or foreign law equivalents) imposed on the Company for any taxable year or period that ends on or before the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year ending on and including the Closing Date. Except as set forth in paragraph (v) or to the extent treated as an asset on the Closing Date Balance Sheet, the Members shall be entitled to any refund of Taxes of the Company received for such periods.

(ii)                 Except to the extent treated as an asset on the Closing Date Balance Sheet, the Purchaser shall be liable for and indemnify the Members for the Taxes of the Company for any taxable year or period that begins after the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year beginning after the Closing Date. Except to the extent treated as a liability on the Closing Date Balance Sheet, the Purchaser shall be entitled to any refund of Taxes of the Company received for such periods.

(iii)               The Company shall keep the Purchaser informed of the status of material changes in the tax position of the Company relating to taxable periods ending on or before the Closing Date, and shall provide the Purchaser with reasonable opportunity to review and comment on any material written correspondence received or proposed to be delivered with respect to the tax position of the Company in connection with the taxable periods ending on or before the Closing Date.

(iv)             Taxes for Short Taxable Year. For purposes of paragraphs (i) and (ii), whenever it is necessary to determine the liability for Taxes of the Company for a portion of a taxable year or period that begins before and ends after the Closing Date, the determination of the Taxes of the Company for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date shall be determined by assuming that the Company had a taxable year or period which ended at the close of the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a time basis.

(v)             Refunds from Carrybacks. If the Members become entitled to a refund or credit of Taxes for any period for which it is liable under this Section 5.09(a) to indemnify the Purchaser and such Taxes are attributable solely to the carryback of losses, credits or similar items attributable to the Company and from a taxable year or period that begins after the Closing Date, the Members shall promptly pay to the Purchaser the amount of such refund or credit together with any interest thereon. In the event that any refund or credit of Taxes for which a payment has been made is subsequently reduced or disallowed, the Purchaser shall indemnify and hold harmless the Members for any tax liability, including interest and penalties, assessed against the Members by reason of the reduction or disallowance.

(vi)               Notwithstanding anything to the contrary in this Agreement, the Members shall, severally and not jointly, indemnify the Purchaser and its Affiliates for the amount of any Taxes imposed on the Purchaser or any of its Affiliates (1) with respect to information returns filed by the Purchaser or any of its Affiliates within 36 months after the Closing Date, where such Tax arises out of actions taken or omitted to be taken by the Purchaser or any of its Affiliates in reliance upon the representation in Section 4.03(p) of this Agreement with respect to information returns, or (2) because prior to the Closing Date, the Company did not receive (and retain in its files) a properly completed Form W-8,

W-9, or similar form from a person which it was then required to obtain (unless the Company complied with any applicable back up withholding requirements) or was not properly withholding on payments to the payee.

(b)               Tax Returns. The Company shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Company for taxable years or periods ending on or before the Closing Date and shall pay any Taxes due in respect of such Tax Returns, and the Purchaser shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Company for taxable years or periods ending after the Closing Date and shall remit any Taxes due in respect of such Tax Returns. The Members shall pay the Purchaser the Taxes for which the Members are liable pursuant to Section 5.09(a) but which are payable with Tax Returns to be filed by the Purchaser pursuant to the previous sentence within 10 days prior to the due date for the filing of such Tax Returns.

(c)                Contest Provisions. Purchaser shall promptly notify the Members in writing upon receipt by the Purchaser, any of its Affiliates of notice of any pending or threatened federal, state, local or foreign income or franchise tax audits or assessments which may materially affect the tax liabilities of the Company for which the Members would be required to indemnify the Purchaser pursuant to Section 5.09(a), provided that failure to comply with this provision shall not affect the Purchaser’s right to indemnification hereunder. The Members shall have the sole right to represent the Company’s interests in any tax audit or administrative or court proceeding relating to taxable periods ending on or before the Closing Date, and to employ counsel of its choice at its expense. Notwithstanding the foregoing, the Members shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which would adversely affect the liability for Taxes of the Purchaser or the Company for any period after the Closing Date to any extent (including, but not limited to, the imposition of income tax deficiencies, the reduction of asset basis or cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions, or the reduction of loss or credit carryforwards) without the prior written consent of the Purchaser. Such consent shall not be unreasonably withheld, and shall not be necessary to the extent that the Members have indemnified the Purchaser against the effects of any such settlement.

The Members shall be entitled to participate at their own expense in the defense of any claim for Taxes for a year or period ending after the Closing Date which may be the subject of indemnification by the Members pursuant to Section 5.09(a) and, with the written consent of the Purchaser, and at its sole expense, may assume the entire defense of such tax claim. Neither Purchaser nor the Company may agree to settle any tax claim for the portion of the year or period ending on the Closing Date which may be the subject of indemnification by the Members under Section 5.09(a) without the prior written consent of the Members, which consent shall not be unreasonably withheld.

(d)               Termination of Tax Allocation Agreements. Any tax allocation or sharing agreement or arrangement, whether or not written, that may have been entered into by the Company shall be terminated as to the Company as of the Closing Date, and no payments which are owed by or to the Company pursuant thereto shall be made thereunder, except to the extent such obligation is reflected on the Closing Date Balance Sheet.

(e)                Each of the Members agrees to furnish or cause to be furnished to the Purchaser, promptly upon reasonable request, reasonable information and assistance relating to the Company as the Purchaser deems reasonably necessary in connection with the filing of any Tax Returns, the preparation for any audit by any taxing authority, the response to any inquiry by a taxing authority, the mailing or filing of any notice and the prosecution or defense of any claim, suit or proceeding relating to any Tax Returns or any other filing required to be made with any taxing authority or any other matter related to Taxes.

(f)                Any excise, sales, use, transfer, documentary, stamp or similar Taxes that are payable or that arise as a result of the consummation of the transactions between the Purchaser and the Members contemplated by this Agreement, and any recording or filing fees with respect thereto, will be borne by the Members.

(g)                Adjustment to Purchase Price. Any payment by Purchaser or the Members under this Section 5.09 will be an adjustment to the Purchase Price.

(h)               Liability of Members. Notwithstanding the foregoing and for the purposes of clarity, any Member’s liability under this Section 5.09 shall be on a several and not joint basis and shall be equal to the Member’s Member Percentage multiplied by the amount of such liability.

5.10            Excess Special Distribution.

(a)                The Excess Special Distribution shall not exceed the increase in the members’ equity of the Company between October 1, 2012 through the Closing Date, as set forth in the balance sheet of the Company. No less than five (5) days before making any Excess Special Distribution, the Company shall prepare and deliver to the Purchaser an estimated balance sheet of the Company, as of the Closing Date (the “Estimated Closing Date Balance Sheet”), prepared in accordance with United States generally accepted accounting principles applied on a basis consistent with the balance sheet of the Company dated October 31, 2012 included in Exhibit 5.10(a) and in accordance with accounting policies, practices, procedures and valuation methods applied to such balance sheet. The parties shall cooperate in the preparation of the Estimated Closing Date Balance Sheet.

(b)               As soon as reasonably practicable following the Closing Date, and in no event more than thirty (30) days thereafter, the Purchaser shall prepare and deliver to the Member Representative a balance sheet of the Company, as of the Closing Date (the “Closing Date Balance Sheet”), prepared in accordance with United States generally accepted accounting principles applied on a basis consistent with the balance sheet of the Company dated October 31, 2012 included in Exhibit 5.10(a) and with the Estimated Closing Date Balance Sheet, and in accordance with accounting policies, practices, procedures and valuation methods applied to such balance sheet. The parties shall cooperate in the preparation of the Closing Date Balance Sheet.

(c)                Within 30 days after delivery of the Closing Date Balance Sheet to the Member Representative, the Member Representative may dispute all or any portion of the Closing Date Balance Sheet by giving written notice to the Purchaser (a “Notice of Disagreement”) setting forth in reasonable detail the basis for every such dispute (any such dispute being hereinafter called a “Disagreement”). The Purchaser and the Member Representative shall promptly commence good faith negotiations with a view to resolving all such Disagreements.

(d)               If the Member Representative delivers a Notice of Disagreement and the Purchaser does not dispute such Notice of Disagreement by giving written notice to the Member Representative setting forth in reasonable detail the basis for such dispute within fifteen (15) Business Days following the delivery of such Notice of Disagreement, the Purchaser shall be deemed to have irrevocably accepted the Closing Date Balance Sheet as modified in the manner described in the Notice of Disagreement. If the Purchaser disputes all or any portion of the Notice of Disagreement within the 15-day period described in the previous sentence, and within fifteen (15) days following the delivery to the Member Representative of the notice of such dispute the Purchaser and the Member Representative do not resolve the Disagreement (as evidenced by a written agreement between the Purchaser and the Member Representative), such Disagreement shall be referred to an independent accounting firm mutually selected by the Purchaser and the Member Representative for a resolution of such Disagreement in accordance with the terms of this Agreement. The independent accounting firm shall render its determination within thirty (30) days and such determination with respect to any Disagreement shall be final and binding upon the parties, and the amount so determined shall be used to complete the final Closing Date Balance Sheet. The Purchaser and Members shall cooperate with such firm and provide such firm with access to their books, records, personnel and representatives and such other information as such firm may require in order to render its determination. All of the fees and expenses of any independent accounting firm retained pursuant to this paragraph (c) shall be paid one-half by the Purchaser and one-half by the Members.

(e)                Within three (3) Business Days of the final determination of the Closing Date Balance Sheet in accordance with this Section 5.10 or, if the Member Representative has given a Notice of Disagreement, within three (3) Business Days after the Closing Date Balance Sheet becomes final and binding on the parties pursuant to Section 5.10(d):

(f)                If the members’ equity of the Company in the Closing Date Balance Sheet less the member’s equity in the Estimated Closing Date Balance Sheet is positive, then the Purchaser shall pay to each Member an amount in cash equal to the portion of such difference allocable to such Member for the Interest owned by such Member and delivered to the Purchaser at the Closing, either (1) by wire transfer to an account identified to the Purchaser by such Member in writing not later than ten days after the Closing Date or (2) by check delivered to the address of such Member listed in the Company LLC Agreement immediately prior to the Closing or such other address as is notified in writing to the Purchaser in accordance with Section 9.05 not later than the date on which the final determination of the Closing Date Balance Sheet becomes final and binding on the parties pursuant to Section 5.10(d); and

(g)                If the members’ equity of the Company in the Closing Date Balance Sheet less the member’s equity in the Estimated Closing Date Balance Sheet is negative, then the Members, severally and not jointly, shall pay to the Purchaser the amount of such Member’s proportionate share of such difference as determined by the amount such Member received of the Excess Special Distribution, by wire transfer to an account identified to the Member Representative in writing. The Purchaser may set off the amount of any such difference against any payments otherwise due from the Purchaser to the Members.

Notwithstanding the foregoing provisions, the balance sheets to be prepared pursuant to this Section 5.10 shall exclude any impact of the derivative instrument to the members’ equity balance during the period October 31, 2012 through the Closing Date.

5.11              Company Line of Credit. At the Closing, the Purchaser shall extend a line of credit to the Company in the amount of $125,000,000 and shall provide additional availability up to a maximum principal amount of $200,000,000. For a period of at least five years after the Closing, such line of credit shall include a floating interest rate equal to the Federal Funds effective rate plus no more than 200 basis points. The Purchaser and the Company shall use their commercially reasonable efforts to terminate the Company’s existing lines of credit as soon as practicable after the Closing. Furthermore, the Purchaser and Company shall use their commercially reasonable efforts to ensure that any of the Company Employees that personally guaranteed any of the Company obligations shall be released from such personal guarantees and shall indemnify such Employees from any liability under the personal guarantees.

5.12              Capital Investment in the Company. At the Closing, the Purchaser shall invest $10,000,000 into the Company to fund the Company’s operations.

5.13              Restrictions on Transfer of Parent Common Stock. Subject to the terms of the Employment Agreements, each Member who receives shares of Parent Common Stock pursuant to Article 2 of this Agreement shall not, until the third anniversary of the Closing Date, without the prior written consent of the Parent, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any such shares of Parent Common Stock, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such shares of Parent Common Stock, whether any such swap or transaction is to be settled by delivery of Parent Common Stock or other securities, in cash or otherwise. Notwithstanding the foregoing, such Member may transfer such shares of Parent Common Stock to any trust or family limited partnership for the direct or indirect benefit of the Member or the immediate family of the Member, provided that the trustee of the trust or general partner of the family limited partnership, as the case may be, agrees to be bound by the restrictions in this Section 5.13, and provided further that any such transfer shall not involve a disposition for value. For purposes of this Section 5.13, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. Such Member hereby consents to the entry of stop transfer instructions with the Parent’s transfer agent and registrar against the transfer of such shares of Parent Common Stock, except in compliance with this Section 5.13. In furtherance of the foregoing, the Parent and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Section 5.13. Prior to the expiration of such restrictions provided in this Section 5.13, the Parent shall either (i) register such shares of Parent Common Stock or, (ii) with a view to making available to each such Member the benefits of certain rules and regulations of the Securities and Exchange Commission that may permit such shares of Parent Common Stock to be sold to the public without registration, use its commercially reasonable efforts to make and keep available current public information, as understood and defined in Rule 144(c) under the Securities Act of 1933, as amended.

5.14              Further Assurances. Upon the request of the Purchaser or the Parent at any time after the Closing, the Members shall execute and deliver such further instruments of assignment, transfer, conveyance, endorsement, direction or authorization and other documents as the Purchaser or its representatives may reasonably request to perfect title of the Purchaser and its successors and assigns to the Interests, or otherwise to effectuate the purposes of, or to evidence the transactions contemplated by, this Agreement.

Article 6

Conditions to Closing

6.01              Condition to Each Party’s Obligation. The respective obligation of the Purchaser, the Parent and the Members to consummate the transactions contemplated hereby is subject to the fulfillment or written waiver by the Purchaser, the Parent and the Member Representative, prior to the Closing, of the following condition:

(a)                No Injunction. No Governmental Authority of competent jurisdiction shall have, after the date of this Agreement, enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement (an “Order”).

6.02              Conditions to Obligation of the Members. The obligation of the Members to consummate the transactions contemplated by this Agreement is also subject to the fulfillment or written waiver by the Member Representative, prior to the Closing, of each of the following conditions:

(a)                Representations and Warranties. The representations and warranties of the Purchaser and the Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date need be true and correct only as of such date), and the Member Representative shall have received a certificate, dated the Closing Date, signed on behalf of each of the Purchaser and the Parent by a senior executive officer to such effect.

(b)               Performance of Obligations of Purchaser and Parent. The Purchaser and the Parent shall have performed and complied with, in all material respects, all agreements, covenants and obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Member Representative shall have received a certificate, dated the Closing Date, signed on behalf of each of the Purchaser and the Parent by a senior executive officer to such effect.

(c)                Governmental and Regulatory Consents. All consents, approvals and authorizations of, filings and registrations with, and notifications to, all Governmental Authorities and Government Sponsored Enterprises required for the consummation of the transactions contemplated hereby and for the prevention of any termination of any material right, privilege, license or agreement of the Company shall have been obtained or made and shall be in full force and effect and all waiting periods required by Applicable Law shall have expired.

(d)               Employment Agreements. Each of the Employment Agreements in the form attached hereto as Annex 3 through Annex 5 has been executed and delivered by the Purchaser and the Parent and shall be in full force and effect as of the Closing.

6.03              Conditions to Obligation of the Purchaser and the Parent. The obligation of the Purchaser and the Parent to consummate the transactions contemplated by this Agreement is also subject to the fulfillment or written waiver by the Purchaser and the Parent, prior to the Closing, of each of the following conditions:

(a)                Representations and Warranties of the Company. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date need be true and correct only as of such date), and the Purchaser and the Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer of the Company and the Treasurer of the Company to such effect.

(b)               Performance of Obligations of the Company. The Company shall have performed and complied with, in all material respects, all agreements, covenants and obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Purchaser and the Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer of the Company and the Treasurer of the Company to such effect.

(c)                Representations and Warranties of Members. The representations and warranties of the Members set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date need be true and correct only as of such date), and the Purchaser and the Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Members by the Member Representative to such effect.

(d)               Performance of Obligations of the Members. The Members shall have performed and complied with, in all material respects, all agreements, covenants and obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Purchaser and the Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Members by the Member Representative to such effect.

(e)                Retention Agreements; Employees. Each of the Employment Agreements in the form attached hereto as Annex 3 through Annex 5 has been executed and delivered by the Key Employees and shall be in full force and effect as of the Closing and, in each case, the individual to be employed thereunder shall not have terminated employment for any reason (other than as a consequence of death or permanent disability) and shall not have committed an act or omission that would permit termination for “cause” thereunder.

(f)                Governmental and Regulatory Consents. All consents, approvals and authorizations of, filings and registrations with, and notifications to, all Governmental Authorities and Government Sponsored Enterprises required for the consummation of the transactions contemplated hereby and for the prevention of any termination of any material right, privilege, license or agreement of the Purchaser or the Parent shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired; provided, however, that none of the preceding shall be deemed obtained or made if, in the reasonable judgment of Purchaser or the Parent, it shall be subject to any condition or restriction the effect of which would have been such that (1) the Purchaser or the Parent would not reasonably have entered into this Agreement had such condition or restriction been known as of the date hereof or (2) such condition or restriction, individually or in the aggregate with any other such condition or restriction, could reasonably be expected to have a Material Adverse Effect on the Company or the Purchaser or the Parent. Notwithstanding the forgoing, the receipt of the approval of the transactions contemplated by this Agreement or issuance of a new mortgage lender license, as the case may be, by the Commissioner of Financial Regulation for the State of Maryland, the West Virginia Division of Financial Institutions, or Delaware Department of State – Office of the State Banking Commission shall not be a condition to Purchaser and Parents obligation to consummate the transactions contemplated herein.

(g)                Third-Party Consents. All consents or approvals of all persons, other than Governmental Authorities and Government Sponsored Enterprises, required for or in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including (1)  any consents or approvals which are required in connection with the transfer of the Interests to the Purchaser and (2) any consents or approvals which are required for the continued operation by the Purchaser of the business of the Company as heretofore conducted by the Company shall have been obtained and shall be in full force and effect, unless, in the reasonable judgment of the Purchaser, the failure to obtain any such consent or approval is not, individually or in the aggregate with any other such consent or approval, reasonably likely to have a Material Adverse Effect on the business of the Company.

(h)               Opinion of Counsel. Purchaser shall have received an opinion of Gentry, Locke, Rakes & Moore, LLP, counsel of the Company, dated the Closing Date, in form and substance reasonably satisfactory to Purchaser, with respect to the matters identified in Exhibit 6.03(h).

(i)                 Material Adverse Effect. No event shall have occurred or circumstance exist that has had, or, individually or in the aggregate with any other such event or condition, is reasonably likely to result in, a Material Adverse Effect on the Company.

(j)                 Joint Venture. First Heritage Mortgage, LLC shall have consented to the indirect transfer of ownership of the Company’s interest in Lender Service Provider, LLC to the Purchaser.

Article 7

Indemnification

7.01              Indemnification.

(a)                The Purchaser, the Parent and their respective directors, managers, officers, employees, agents, Affiliates and controlling persons, and each of the heirs, executors, successors and assigns of any of the foregoing, effective at the Closing (each, a “Purchaser Party”), shall, pursuant to this Section 7.01(a), be entitled to indemnification, severally and not jointly, from the Members and shall be held harmless from, except as provided in Section 7.03 below, any and all damage, loss, liability and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses and, in all cases, whether or not arising from claims of third parties or otherwise) (“Losses”) incurred or suffered by such person arising out of, or in connection with:

(1)               any misrepresentation or breach of warranty of the Company or any of the Members made in this Agreement or any certificate or other document executed and delivered by any of them (or by any of their representatives, Affiliates, officers or managers) in connection with the transactions contemplated hereby, provided that, where any such representation and warranty includes a materiality, Material Adverse Effect or Knowledge of the Company qualification or exception, no such materiality, Material Adverse Effect or Knowledge of the Company qualification or exception shall be given effect for the purpose of determining whether the Purchaser Parties are entitled to indemnification hereunder or the amount of any such indemnification;

(2)               any nonperformance or breach of any covenant, agreement or obligation to be performed by the Company or any of the Members under this Agreement; or

(3)               any legal proceedings or investigations pending or threatened against the Company or its Affiliates or violations of law, Contracts or duties or standards of care occurring, in whole or in part, on or before the Closing Date.

(b)           The Company and its respective managers, officers, employees, agents and controlling persons, the Members, and each of the heirs, executors, successors and assigns of any of the foregoing, effective at the Closing (each, a “Company Party”), shall, pursuant to this Section 7.01(b), be entitled to indemnification, severally and not jointly, from the Purchaser and the Parent, and shall be held harmless from, any and all Losses incurred or suffered by such person arising out of, or in connection with:

(1)               any misrepresentation or breach of warranty of the Purchaser or the Parent made in this Agreement or any certificate or other document executed and delivered by the Purchaser or the Parent (or by any of their respective officers or directors) in connection with the transactions contemplated hereby, provided that, where any such representation and warranty includes a materiality, Material Adverse Effect or Knowledge qualification or exception, no such materiality, Material Adverse Effect or Knowledge qualification or exception shall be permitted for the purpose of determining whether the Company Parties are entitled to indemnification hereunder or the amount of any such indemnification; or

(2)               any nonperformance or breach of any covenant, agreement or obligation to be performed by the Purchaser or the Parent under this Agreement.

(c)              No claim may be made against the Members pursuant to Section 7.01(a)(1) or the Purchaser pursuant to Section 7.01(b)(1) unless the aggregate of all Losses of the Purchaser Parties or the Company Parties, as the case may be, exceed $150,000 (the “Deductible”), in which case the Members or the Purchaser, as the case may be, shall be liable for all Losses in excess of the Deductible. Notwithstanding the above, the limitations set forth in this Section 7.01(c) shall not apply to claims for a breach of the representations and warranties contained in Section 4.03(b), Section 4.03(m)(5), Section 4.03(p), Section 4.04(b) or Section 4.06(e).

(d)             The maximum aggregate liability of the Members to all Purchaser Parties under Section 7.01(a)(1) shall be (1) for claims for a breach of Section 4.03(b), Section 4.03(k), Section 4.03(p) or Section 4.04(b), $19,000,000, and (2) for all other claims, $10,000,000; provided, further, that no Member shall be liable for an amount, in the aggregate, in excess of (A) such Member’s Member Percentage immediately prior to the Closing multiplied by (B) for purposes of clause (1), $19,000,000, and for purposes of clause (2), $10,000,000. In addition to the limitations described in this Article 7 and for the purpose of clarity, the maximum amount a Member shall be liable for any claim under this Article 7 shall be equal to the Member’s Member Percentage multiplied by the amount of such claim. The maximum aggregate liability of the Purchaser and the Parent to all Company Parties under Section 7.01(b)(1) shall be $10,000,000 in the aggregate.

(e)              Subject to the limitations contained herein, and after obtaining the written consent of such Key Employee to the amount of any Loss, the Purchaser shall have the right to set off each Key Employee’s share of such Losses, as determined by reference to the such Key Employee’s Member Percentage multiplied by the amount of such Loss, against any cash amounts (other than base salary) payable to any Key Employee pursuant to such Key Employee’s Employment Agreements and to withhold any such payments.

(f)              The amount of any Losses subject to indemnification hereunder or of any claim therefor shall be calculated net of any insurance proceeds (such insurance proceeds calculated net of direct collection expenses) actually received by the Indemnified Party on account of such Losses. In the event that an insurance recovery is received by an Indemnified Party (as defined below), with respect to any Losses for which any Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery or payment (net of direct collection expenses) shall be made promptly to the Members or the Purchaser, as the case may be. If the amount of Losses has not yet been determined or paid by the Members or Purchaser, as the case may be, the Members’ or the Purchaser’s indemnification obligations, as the case may be, in respect of such Losses shall be reduced by the aggregate amount of the insurance recovery or indemnification payment actually received (net of direct collection expenses).

7.02              Third-Party Claims. Each party entitled to indemnification under this Article 7 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly, but not later than ten (10) days, after such Indemnified Party receives written notice of any claim, action, suit, proceeding or demand asserted by any person who is not a party (or a successor to a party) to this Agreement (a “Third-Party Claim”) that is or may give rise to an indemnification claim; provided that the failure of the Indemnified Party to give notice as provided in this Section 7.02 shall not relieve any Indemnifying Party of its obligations under Section 7.01, except to the extent that such failure actually and materially prejudices the rights of any such Indemnifying Party. The Indemnifying Party may elect to assume the defense of any Third-Party Claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall in such case conduct the defense of such claim, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at the Indemnified Party’s expense, and may retain counsel of its choice; provided further that the Indemnified Party shall have the right to employ, at the Indemnifying Party’s expense, one firm of counsel of its choice, and local counsel in each applicable jurisdiction (if more than one jurisdiction is involved), to represent the Indemnified Party if, in the Indemnified Party’s reasonable judgment, there exists an actual or potential conflict of interest between the Indemnified Party and the Indemnifying Party, or if the Indemnifying Party (1) elects not to defend, compromise or settle a Third-Party Claim, (2) fails to notify the Indemnified Party within ten (10) Business Days of its election to defend after receipt of notice of such Third-Party Claim, or (3) having timely elected to defend a Third-Party Claim, fails, in the reasonable judgment of the Indemnified Party, after at least ten (10) days’ notice to the Indemnifying Party, adequately to prosecute or pursue such defense, then in each case the Indemnified Party may defend such Third-Party Claim on behalf of and for the account and risk of the Indemnifying Party. The Indemnifying Party, in the defense of any such Litigation, shall not, except with the prior written approval of the Indemnified Party, consent to entry of any judgment or entry into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability with respect to Litigation. The Indemnified Party shall not settle or compromise any such claim without the prior written approval of the Indemnifying Party, which approval shall not be unreasonably withheld. The Indemnified Party shall make its employees available and furnish such information regarding itself or the claim in question as the Indemnifying Party may reasonably request in writing and as shall reasonably be required in connection with the defense of such Litigation resulting therefrom.

7.03              No Special Damages. Notwithstanding anything to the contrary contained in Section 7.01, no party hereto shall be liable to or otherwise responsible to any Indemnified Party for consequential, special, incidental, exemplary or punitive damages (other than consequential, special, incidental or punitive damages awarded to a third party pursuant to a third party claim) that arise out of or relate to this Agreement or the performance or breach hereof or any liability assumed hereunder.

7.04              Exclusive Remedy. From and after the Closing, the remedies provided in this Article VII shall be deemed the sole and exclusive remedies of the parties hereto, from and after the Closing Date, for any breach of or failure to perform or comply with any representation, warranty or covenant or other agreement contained in this Agreement, and the parties hereto each hereby waive to the extent permitted by Applicable Law any other remedy, to which they or any other Person is entitled to indemnification hereunder may have with respect thereto; provided, that the foregoing shall not apply to claims of fraud, bad faith or intentional misconduct or misrepresentation by a party to this Agreement in connection with the transactions contemplated hereby, claims of intentional breach of this Agreement, claims for equitable remedies, or to matters governed by Sections 5.09 and 5.10 of this Agreement.

7.05               No Right to Offset. Each party hereto agrees and acknowledges that, except as specified in this Agreement, no party shall be entitled to offset amounts payable to any other party or its Affiliates under the indemnification provisions of this Agreement against amounts payable to such party by the other party or its Affiliates now or in the future.

Article 8

Termination

8.01              Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)                Mutual Consent. By the mutual consent of the Purchaser, the Parent, the Company and the Member Representative on behalf of the Members.

(b)               Breach.

(i)                 By the Purchaser or the Parent, in the event of either: (1) a breach by the Company or the Members of any representation or warranty contained herein, which breach cannot reasonably be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach; or (2) a breach by the Company or the Members of any of the covenants or agreements contained herein, which breach cannot reasonably be or has not been cured within (thirty) 30 days after the giving of written notice to the breaching party of such breach and, in the case of either (1) or (2), such breach, individually or in the aggregate with other such breaches, would cause the conditions set forth in Section 6.03(a) or (b), in the case of a breach by the Company, or Section 6.03(c) or (d), in the case of breach by the Members, not to be satisfied.

(ii)               By the Company, in the event of either: (1) a breach by the Purchaser or the Parent of any representation or warranty contained herein, which breach cannot reasonably be or has not been cured within thirty (30) days after the giving of written notice to the Purchaser or the Parent, as applicable, of such breach; or (2) a breach by the Purchaser of any of the covenants or agreements contained herein, which breach cannot reasonably be or has not been cured within (thirty) 30 days after the giving of written notice to the Purchaser or the Parent, as applicable, of such breach and, in the case of either (1) or (2), such breach, individually or in the aggregate with other such breaches, would cause the conditions set forth in Section 6.02(a) or (b) not to be satisfied.

(c)                Employees. By the Purchaser if the closing condition contained in Section 6.03(e) is incapable of being satisfied.

(d)               Delay. By the Purchaser or the Company, if the Closing Date has failed to occur on or before December 31, 2012, except to the extent that such failure arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(d).

(e)                No Approval; Orders. By the Purchaser or the Company, if (i) the approval of any Governmental Authority or Government Sponsored Enterprise required for consummation of the transactions contemplated by this Agreement shall have been denied by final non-appealable action of such Governmental Authority or Government Sponsored Enterprise, or such Governmental Authority or Government Sponsored Enterprise shall have requested the permanent withdrawal of any application therefor, or any such approval shall be made subject to any condition or restriction which materially restricts or materially adversely affects the consummation of the transactions contemplated by this Agreement, or (ii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement shall become final and non-appealable or any Applicable Law is in effect, or is adopted or issued, which has the effect of prohibiting the transactions contemplated by this Agreement.

8.02              Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Article 8, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (a) as set forth in Section 5.02(b), Section 9.04 and Section 9.11, and (b) that termination will not relieve a breaching party from liability for any willful breach of this Agreement.

Article 9

Miscellaneous

9.01              Survival. All representations and warranties and covenants contained in this Agreement shall survive the Closing and shall remain in full force and effect for two years from the Closing Date (except that the representations and warranties contained in Section 4.03(p) (Taxes) and the covenants in Section 5.09 (Tax Matters) shall terminate on the date that is 60 days after the expiration of all statutes of limitations governing the respective matters set forth therein) and, thereafter, to the extent a claim is made prior to such date with respect to any breach of any such representation or warranty, until such claim is finally determined or settled. Notwithstanding the foregoing, the representations and warranties contained in Section 4.03(l) and (s)(13) shall survive the Closing until the expiration of the applicable statute of limitations with respect to such representation and warranty, and the representations and warranties contained in Sections 4.03(a) through (d), Section 4.04(b), Sections 4.05(a) and (b) and Sections 4.06(a), (b) and (e) shall survive indefinitely. In addition, the obligations of the Purchaser and Parent under Section 5.02(b) and the obligation of Parent in Section 5.13 shall survive the termination of this Agreement indefinitely.

9.02              Entire Understanding; No Third-Party Beneficiaries. This Agreement, including the Schedules, Exhibits and Annexes hereto, represents the entire understanding of the parties with reference to the transactions contemplated hereby and this Agreement supersedes any and all other oral or written agreements heretofore made, including the Nondisclosure and Confidentiality entered into between the Purchaser and the Company on November 1, 2012. Nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.03              Waiver; Amendment. Prior to the Closing Date, any provision of this Agreement may be (a) waived by the party or parties benefited by the provision, or (b) amended or modified at any time, by a duly authorized and executed written instrument among the Purchaser, the Company and the Member Representative, on behalf of the Members. Waiver of any term or condition of this Agreement (including any extension of time required for performance) shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

9.04              Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

9.05              Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given (a) on the date of delivery, if personally delivered or by facsimile transmission (with confirmation), (b) on the first Business Day following the date of dispatch, if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such party at its address or facsimile number set forth below or such other address or numbers as such party may specify by notice to the parties hereto.

If to the Company, to:

Potomac Mortgage Group, LLC
4035 Ridge Top Road, Suite 100
Fairfax, Virginia 22030
Attn: H. Edward Dean, III
(703) 273-0364 (fax)
EDean@potomacmortgagegroup.com

With a copy to:

Gentry Locke Rakes & Moore, LLP
10 Franklin Road, S.E.
Roanoke, Virginia 24011
Attn: Lewis A. Conner, Esq.
(540) 983-9456 (fax)
conner@gentrylocke.com

If to the Members, to:

c/o H. Edward Dean, III, as Member Representative
4035 Ridge Top Road, Suite 100
Fairfax, Virginia 22030
(703) 273-0364 (fax)
EDean@potomacmortgagegroup.com

With a copy to:

Gentry Locke Rakes & Moore, LLP
10 Franklin Road, S.E.
Roanoke, Virginia 24011
Attn: Lewis A. Conner, Esq.
(540) 983-9456 (fax)
conner@gentrylocke.com

If to the Purchaser or the Parent, to:

c/o MVB Bank, Inc.
301 Virginia Avenue
Fairmont, West Virginia 26554
Attn: Larry F. Mazza, President and Chief Executive Officer
(304) 842-5398 (fax)
lmazza@mvbbanking.com

With a copy to:

Sullivan & Cromwell, LLP
125 Broad Street,
New York, New York 10004
Attn: Mitchell S. Eitel, Esq.
(212) 291-9046 (fax)
eitelm@sullcrom.com

9.06              Assignment. Neither this Agreement nor any of the rights, interests or obligations under it may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties, and any attempted or purported assignment in violation of this Section 9.06 will be null and void; provided that this Agreement (including the rights, interests and obligations under this Agreement) may be assigned by the Purchaser (a) to any Affiliate of it or (b) by operation of any consolidation, merger or similar transaction of the Purchaser or any permitted assignee of it. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and permitted assigns, whether so expressed or not

9.07              Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. Facsimile and PDF signatures shall have the same force and effect as original signatures.

9.08              GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF WEST VIRGINIA APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

9.09              Jurisdiction and Venue and Jury Trial Waiver. (a) Except as otherwise provided in the Employment Agreements, any process against the Purchaser, the Company or the Members in, or in connection with, any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement may be served personally or by certified mail at the addresses set forth in Section 9.05 with the same effect as though served on it personally. Except as otherwise provided in the Employment Agreements, each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of any federal or state court located in Fairfax County, Virginia, or any federal or state court located in Marion County, West Virginia; provided, however, that (a) in the event that a proceeding is instituted against the Company or any of the Members, such proceeding shall only be instituted in the courts located in Fairfax County, Virginia; and (b) in the event that a proceeding is instituted against Purchaser or the Parent, such Proceeding shall only be instituted in the courts located in Marion, West Virginia; and provided further however, that once a proceeding is commenced as set forth above, any compulsory counter-claims and any cross-claims must be instituted in the court in which such proceeding is pending. Except as otherwise provided in the Employment Agreements, each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the proceeding shall be heard and determined only in any such court and agrees not to bring any proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum.

(b)                EXCEPT AS OTHERWISE PROVIDED IN THE EMPLOYMENT AGREEMENTS, ALL OF THE PARTIES HERETO IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.10              Reservation of Right to Revise Structure. At the Purchaser’s election, the sale and purchase of Interests contemplated by Section 2.01 may alternatively be structured so that a directly or indirectly wholly owned Subsidiary or Affiliate of the Purchaser is merged or otherwise combined with the Company; provided, that no such change shall (a) alter or change the amount or kind of the consideration or alter or change adversely the treatment of the holders of Interests, including pursuant to Sections 2.02, (b) alter or change the Purchaser’s, the Company’s or the Members’ obligations hereunder, or (c) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event the Purchaser makes such an election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

9.11            Confidentiality. Subject to the requirements of Applicable Law, each of the Company and the Members will keep confidential, and will cause its representatives to keep confidential, this Agreement and the terms and conditions contained herein and all information and documents obtained in connection with the transactions contemplated by this Agreement, unless such information (1) was already known to such person, (2) becomes available to such person from other sources not known by such person to be bound by a confidentiality obligation, (3) is disclosed with the prior written approval of the Purchaser, or (4) is or becomes readily ascertainable from published information or trade sources. Notwithstanding anything to the contrary herein or in any other agreement between any of the parties hereto, the parties hereto (and each employee, representative, or other agent of any such party) may disclose to any and all persons, without limitation of any kind beyond that reasonably necessary to comply with the applicable securities laws, the tax treatment and tax structure of this transaction, and all materials of any kind (including opinions or other tax analyses), if any, that are provided to such party (or their respective employees, representatives or agents) relating to such tax treatment and tax structure.

9.12           Member Representative. Each of the Members hereby authorizes and appoints the Member Representative and any successor Member Representative as his or her exclusive agent and attorney-in-fact to take all actions contemplated to be taken by the Member Representative (and all actions incidental thereto) in this Agreement and any amendments hereto on behalf of each Member, with such changes as the Member Representative may deem necessary or appropriate to effect the purposes of this Agreement. Each of the parties acknowledges and agrees that the Member Representative shall have no liability to, and shall not be liable for any Losses of, any party hereto, any Purchaser Party or any Company Party in connection with any obligations of the Member Representative under this Agreement in his capacity as the Member Representative, including with respect to the dispute resolution procedures hereunder or thereunder, except to the extent such Losses shall be proven to be the direct result of willful misconduct by the Member Representative in connection with the performance of his obligations hereunder or thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

MVB BANK, INC.
By:	/s/ Larry F. Mazza
	Name:	Larry F. Mazza
	Title:	President and Chief Executive
Officer

MVB FINANCIAL CORP.
By:	/s/ Larry F. Mazza
	Name:	Larry F. Mazza
	Title:	Chief Executive Officer

POTOMAC MORTGAGE GROUP, LLC
By:	/s/ H. Edward Dean, III
	Name:	H. Edward Dean, III
	Title:	President and Chief Executive
Officer

MEMBERS:

/s/ H. Edward Dean, III
H. Edward Dean, III

/s/ Frederick E. Brooks
Frederick E. Brooks

/s/ Peter W. Cameron
Peter W. Cameron

/s/ Robert N. Ross, Jr.
Robert N. Ross, Jr.

/s/ Michael P. Horner and Julie D. Horner
Michael P. Horner and Julie D. Horner

/s/ Robert J. Hisel, Jr.
Robert J. Hisel, Jr.

/s/ Chad MacDonald
Chad MacDonald

/s/ Joseph Robinson
Joseph Robinson

/s/ Jon Mengenhauser
Jon Mengenhauser

/s/ Kevin L. Lorenz
Kevin L. Lorenz

BLACK OAK INVESTMENTS, LLC

By:	/s/ Mark Salser
	Name:	Mark Salser
	Title:	President & Chief Executive Officer

/s/ Jonathan R. Wallace and Jacqueline L. Wallace
Jonathan R. Wallace and Jacqueline L. Wallace

/s/ Michael J. Cromwell, III and Patricia R. Cromwell
Michael J. Cromwell, III and Patricia R. Cromwell

/s/ David M. Willey
David M. Willey

STONEHAVEN CAPITAL, LLC

By:	/s/ Wm. Braun Jones, III
	Name:	Wm. Braun Jones, III
	Title:	Managing Member

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